Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 25, 1997

PRELIMINARY PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 12, 1997)

                                  $75,000,000

                                     [LOGO]

                     % CONVERTIBLE SUBORDINATED NOTES DUE 2002
                                  ------------
                    INTEREST PAYABLE JUNE   AND DECEMBER
                                 --------------

    The   % Convertible Subordinated Notes due 2002 (the "Notes") of Cygnus,
Inc. (the "Company" or "Cygnus") offered hereby will mature on December , 2002. Interest on the Notes will be paid semi-annually on June and December of each year, commencing June , 1998. The Notes will be convertible at the option of the Holder at any time on or after the initial issuance of the Notes and on or prior to maturity, unless previously redeemed or repurchased, into shares of common stock, par value $.001 per share (the "Common Stock"), of the Company at
a Conversion Price of $       per share, subject to adjustment in certain
events. On November 24, 1997, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market (symbol "CYGN") was $23.00 per share. See "Price Range of Common Stock." Application has been made for quotation of the Notes on the Nasdaq SmallCap Market.

    The Notes are not redeemable prior to December , 2000. On or after December , 2000, the Notes are redeemable upon 30 days' notice at the option of the
Company, in whole, or from time to time, in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. See "Description of Notes--Optional Redemption." In addition, upon a Change of Control (as defined herein), Holders of the Notes will have the right, subject to certain restrictions and conditions, to require the Company to repurchase the Holder's Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes--Repurchase of Notes at the Option of Holders Upon a Change of Control."

    The Notes are unsecured obligations of the Company and are subordinated to all existing and future Senior Debt (as defined) of the Company. The Indenture contains no limitations on the incurrence of additional indebtedness or other liabilities by the Company. As of September 30, 1997, the Company had approximately $15.6 million of indebtedness outstanding that would have constituted Senior Debt. See "Description of Notes--Subordination."
                              -------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE S-7 HEREIN FOR CERTAIN INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                                 PRICE           DISCOUNTS AND        PROCEEDS TO
                                                              TO PUBLIC(1)       COMMISSIONS(2)      COMPANY(1)(3)
Per Note.................................................          %                   %                   %
Total(4).................................................          $                   $                   $

(1) Plus accrued interest, if any, from           , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses, estimated at $405,000, payable by the Company.
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $11,250,000 principal amount of Notes on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $     , $     and
    $     , respectively. See "Underwriting."

                              -------------------

    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about
          , 1997.

                              -------------------

PAINEWEBBER INCORPORATED                              MORGAN STANLEY DEAN WITTER
                                  ------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS            , 1997.

                             THE GLUCOWATCH SYSTEM

                            [PICTURE OF GLUCOWATCH]

GLUCOWATCH FEATURES:

- PAINLESS AND BLOODLESS EXTRACTION            - EVENT MARKERS TO RECORD SEVEN DIFFERENT
- AUTOMATIC AND FREQUENT MEASUREMENTS          ACTIVITIES (E.G. MEAL, INSULIN)
- ALARMS FOR HIGH AND LOW GLUCOSE LEVELS       - TIME ICON INDICATES "TIME TO NEXT
- MEMORY CAPACITY FOR OVER 4,000 GLUCOSE       MEASUREMENT"
  VALUES AND EVENTS                            - PROGRAMMABLE DISPLAY IN 14 LANGUAGES
- TREND INDICATOR WITH EACH GLUCOSE READING    - ALARM CLOCK FUNCTION
                                               - DEFAULT DISPLAY IS TIME AND DATE
                                               - DISCREET WRISTWATCH DEVICE

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THIS OFFERING. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

    Cygnus, the Cygnus logo, GlucoWatch and AutoSensor are trademarks of the Company. FemPatch is a registered trademark of Warner-Lambert Company and Nicotrol is a registered trademark of Pharmacia & Upjohn. All other trademarks included in this Prospectus Supplement are the property of their respective holders.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES INCORPORATED BY REFERENCE HEREIN AND IN THE ACCOMPANYING PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. AS USED IN THIS PROSPECTUS SUPPLEMENT, UNLESS OTHERWISE INDICATED, REFERENCES TO THE "COMPANY" AND "CYGNUS" ARE TO CYGNUS, INC. AND ITS CONSOLIDATED SUBSIDIARIES.

    IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS SUPPLEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 27E OF THE EXCHANGE ACT, THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SUPPLEMENT SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS SUPPLEMENT. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AS WELL AS THOSE CAUTIONARY STATEMENTS AND OTHER FACTORS SET FORTH ELSEWHERE OR INCORPORATED BY REFERENCE HEREIN.

                                  THE COMPANY

    Cygnus is engaged in the development and manufacture of diagnostic and drug delivery systems, utilizing proprietary technologies to satisfy unmet medical needs cost-effectively. The Company's current efforts are primarily focused on two core areas: a painless, bloodless and automatic glucose monitoring device (the GlucoWatch system) and transdermal drug delivery systems.

THE GLUCOWATCH SYSTEM

    The Company's GlucoWatch system represents a significant advance in diabetes care technology as compared to the currently prevailing "finger stab" blood monitoring method. The GlucoWatch measures glucose painlessly, bloodlessly and automatically through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1996, which represented an increase of approximately 14% over 1995 levels. It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the U.S. alone, more than ten million people have been diagnosed with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies. Clinical studies sponsored by the National Institutes of Health indicate that better management of glucose levels through more frequent testing would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger stabbing and the associated disruption of daily life, the Company believes most people with diabetes currently test their glucose levels less than half as often as recommended. As a result of the drawbacks of the finger stab method, the Company believes that there is a significant unmet demand for a painless, bloodless, automatic glucose-monitoring device.

    To address this unmet demand, the Company has developed the GlucoWatch, which is expected to reduce or eliminate significant drawbacks of the finger stab testing technique. The device, which is worn like a wristwatch, automatically extracts and measures glucose levels painlessly through intact skin every twenty or thirty minutes. The extracted glucose is collected in a consumable transdermal pad called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch system offers a combination of features not available in currently marketed devices, such as: an electronic memory to store and display glucose levels; the ability to download stored information to personal computers to analyze glucose data and trends; alarms indicating hypo- and hyperglycemic conditions; and event markers which record factors that affect glucose levels. The GlucoWatch can be worn during the day and night for 24-hour glucose monitoring. The Company believes the GlucoWatch system provides the frequent testing and trend analysis of glucose levels necessary to enable people with diabetes to better manage their condition and eliminate the pain and inconvenience associated with repetitively stabbing the finger to test the blood. The Company believes this unique combination of features will result in better control of glucose levels, improved quality of life and more cost-effective healthcare.

    In developing the GlucoWatch, the Company has sought to design a device that would offer the above features and be substantially equivalent to finger stab blood glucose monitoring in terms of accuracy and precision. Test results from a clinical study using a prototype of the GlucoWatch, which were published in NATURE MEDICINE (November 1995), indicated a level of accuracy and precision that the Company believes is comparable to those associated with finger stab blood glucose monitoring devices. In 1997, Cygnus completed extensive research clinical studies using a version of the GlucoWatch designed for commercial sale. The results of these studies demonstrated that the GlucoWatch is able to measure glucose levels with statistically significant accuracy and precision across a variety of conditions. Based on the Company's research clinical studies and published performance data for certain currently marketed finger stab monitoring devices, the Company believes the GlucoWatch has a level of accuracy and precision comparable to such devices.

    To prepare a submission to the United States Food and Drug Administration (the "FDA") for approval of the GlucoWatch, the Company has initiated registration clinical trials. Based on discussions with the FDA, the Company believes that the submission will be in the form of a 510(k) notification, although the final determination will not be made until the FDA receives the submission. The Company anticipates submitting a 510(k) notification in the second quarter of 1998.

    In 1996, Cygnus entered into collaborations with Becton Dickinson & Company ("Becton Dickinson") and Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi") for the commercialization of the GlucoWatch. Under the Becton Dickinson agreement, the Company has granted Becton Dickinson exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Under this agreement, the Company has primary responsibility for product development, regulatory approvals, manufacturing and customer support, and retains the option to participate in sales and marketing. The Company also entered into an agreement with Yamanouchi for the marketing and distribution of the GlucoWatch in Japan and Korea. Under these agreements, Cygnus is eligible to receive up-front and milestone payments totaling $30 million prior to commercialization and to receive a percentage of the product's future commercial success. In June 1997, Cygnus granted Becton Dickinson worldwide marketing rights, with the exception of Japan and Korea, for the Company's second generation glucose monitor. Becton Dickinson has agreed to fund, in part, the development of the product.

TRANSDERMAL DRUG DELIVERY SYSTEMS

    Transdermal drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin. The Company's transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, transdermal systems can avoid the "peak and valley" effect of oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage, potentially reducing dosage-related side-effects.

    The Company's transdermal product line is focused on contraception, hormone replacement therapy and smoking cessation. The Company has two marketed products, the Nicotrol nicotine patch and the FemPatch estrogen hormone replacement patch. The Company has strategic collaborations for its transdermal products with Ortho Pharmaceutical Corporation, a subsidiary of Johnson & Johnson (contraception), American Home Products Corporation, Sanofi, S.A. and the Warner-Lambert Company (hormone replacement therapy), and Pharmacia & Upjohn (smoking cessation).

                                  THE OFFERING

Securities Offered................  $75,000,000 aggregate principal amount of    %
                                    Convertible Subordinated Notes due 2002.

Interest Payment Dates............  June   and December   of each year, commencing June   ,
                                    1998.

Maturity Date.....................  December   , 2002.

Conversion Rights.................  The Notes are convertible into shares of Common Stock at any time on or prior to maturity, unless previously
                                    redeemed or repurchased, at a Conversion Price of
                                    $        per share, subject to adjustment in certain
                                    events. See "Description of Notes--Conversion Rights."

Subordination.....................  The Notes are unsecured obligations of the Company and subordinated in right of payment to all existing and
                                    future Senior Debt of the Company. As of September 30,
                                    1997, the Company had approximately $15.6 million of
                                    outstanding indebtedness that would have constituted
                                    Senior Debt. The Subordinated Indenture will not
                                    restrict the incurrence of Senior Debt or other
                                    indebtedness by the Company or any subsidiary. See
                                    "Description of Notes--Subordination."

Optional Redemption...............  The Notes are not redeemable prior to December   , 2000.
                                    On or after December   , 2000, the Notes are redeemable
                                    upon 30 days' notice at the option of the Company, in
                                    whole, or from time to time, in part, at the redemption
                                    prices set forth in this Prospectus Supplement, plus
                                    accrued and unpaid interest to the date of redemption.
                                    See "Description of Notes--Optional Redemption."

Change of Control.................  In the event of a Change of Control (as defined), each
                                    Holder of Notes may, subject to certain restrictions and
                                    limitations, require the Company to repurchase its
                                    Notes, in whole or in part, at a purchase price equal to
                                    100% of the principal amount thereof, together with
                                    accrued and unpaid interest, if any, to the date of
                                    repurchase. See "Description of Notes--Repurchase of
                                    Notes at the Option of Holders Upon a Change of
                                    Control."

Use of Proceeds...................  The Company will use the net proceeds of this offering for (i) capital expenditures for equipment, and
                                    commercialization expenses, related to the GlucoWatch,
                                    and (ii) additional working capital, additional capital
                                    expenditures and general corporate purposes. See "Use of
                                    Proceeds."

Listing...........................  Application has been made for quotation of the Notes on the Nasdaq SmallCap Market. The Common Stock is quoted
                                    on the Nasdaq National Market under the symbol "CYGN".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                               NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                             -------------------------------  --------------------
                                               1994       1995       1996       1996       1997
                                             ---------  ---------  ---------  ---------  ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product revenues.........................  $   1,917  $   3,704  $  17,211  $  12,442  $   3,470
  Contract revenues........................     14,533     12,579     13,085     10,330     10,984
  Royalty and other revenues...............      4,820      2,723      5,907        790      8,516
                                             ---------  ---------  ---------  ---------  ---------
    Total revenues.........................     21,270     19,006     36,203     23,562     22,970
                                             ---------  ---------  ---------  ---------  ---------
Costs and expenses:
  Costs of products sold...................      3,293      4,746     16,659     11,052      7,071
  Research and development.................     21,605     20,029     23,165     16,881     16,353
  Purchase of in-process research..........      9,000     --         --         --         --
  Marketing, general and administrative....      5,491      7,369      9,296      6,876      6,103
  Arbitration settlement...................     --         --         --         --         39,633
                                             ---------  ---------  ---------  ---------  ---------
    Total costs and expenses...............     39,389     32,144     49,120     34,809     69,160
                                             ---------  ---------  ---------  ---------  ---------
Loss from operations.......................    (18,119)   (13,138)   (12,917)   (11,247)   (46,190)
Interest and other income, net.............        759        296      1,865      1,202        910
                                             ---------  ---------  ---------  ---------  ---------
Net loss...................................  $ (17,360) $ (12,842) $ (11,052) $ (10,045) $ (45,280)
                                             ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------
Net loss per share.........................  $   (1.24) $   (0.79) $   (0.60) $   (0.54) $   (2.41)
Shares used in computation
  of net loss per share....................     13,947     16,265     18,544     18,506     18,818

                                                                                           SEPTEMBER 30, 1997
                                                                          DECEMBER 31,  -------------------------
                                                                              1996       ACTUAL    AS ADJUSTED(1)
                                                                          ------------  ---------  --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.....................   $   49,434   $  39,201   $    111,501
  Total assets..........................................................       68,798      54,048        126,348
  Short-term obligations, including current portion of long-term
    obligations(2)......................................................       24,148      29,656         29,656
  Long-term obligations, less current portion(3)........................       13,437      34,184        109,184
  Stockholders' equity (net capital deficiency).........................       31,213      (9,792)        (9,792)

------------------------

(1) Adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(2) September 30, 1997 data includes $16.6 million of the arbitration settlement liability. See "Business-- Legal Proceedings."

(3) September 30, 1997 data includes $23.0 million of the arbitration settlement liability. See "Business-- Legal Proceedings."

                                  RISK FACTORS

    AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS SUPPLEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 27E OF THE EXCHANGE ACT, THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SUPPLEMENT SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS SUPPLEMENT. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AS WELL AS THOSE CAUTIONARY STATEMENTS AND OTHER FACTORS SET FORTH ELSEWHERE OR INCORPORATED BY REFERENCE HEREIN.

DEPENDENCE ON NEW PRODUCTS; UNCERTAINTY OF MARKET ACCEPTANCE

    For the Company to be successful, it will need to develop, license, or acquire new products. Several products based on the Company's technologies are currently under development by Cygnus and its licensees. Many of these products will require significant additional development and investment, including preclinical and clinical testing, prior to their commercialization and are not expected to be commercially available for several years, if at all. From time to time the Company has experienced delays in the development of certain of its products. For example, the Company experienced development delays in the miniaturization of the GlucoWatch system. There can be no assurance that such products or future products can or will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be capable of being manufactured in commercial quantities at reasonable cost or be marketed successfully. Product development efforts can be terminated by the Company or its licensees and there can be no assurance that initial product development efforts or third party collaborations will be successful. See "--Dependence on Licensees, Distributors and Collaborative Arrangements."

    Before the Company can market the GlucoWatch, it must first conduct registration clinical trials using a version of the product designed for commercial sale, prepare a submission to the FDA and obtain clearance or approval from the FDA. Approval from other U.S. or foreign government regulatory agencies may also be required. Each of these stages will involve certain risks and challenges. The Company has completed research clinical studies using a commercial version of the product and has initiated registration clinical trials for submission to the FDA. There can be no assurance that the commercial product will produce results that are substantially equivalent to FDA-approved glucose monitoring products or that will support the necessary regulatory filings and approvals. In addition, if the Company receives the necessary regulatory approvals for the GlucoWatch, there can be no assurance that unforeseen problems will not occur in product manufacturing and commercial scale up or marketing or product distribution. Any such occurrence could significantly delay the commercialization of the GlucoWatch or prevent its market introduction entirely. Furthermore, if the GlucoWatch is successfully developed, the commercial success of the GlucoWatch will depend on its acceptance in the market.

    The Company's revenues to date have been derived primarily from manufacturing and royalty revenue from Nicotrol and from product development and licensing fees related to its products under development. Pharmacia & Upjohn ("Pharmacia"), the worldwide licensee for Nicotrol, has exercised its option to manufacture Nicotrol for North America. Thus, the Company will no longer receive manufacturing revenue from Nicotrol, although Cygnus will continue to receive royalties on the worldwide sales of Nicotrol. It is anticipated that total revenues received from Nicotrol will be less in the future than the Company has received in the past. The Company expects that a substantial portion of its future revenues will be derived from the sale of the recently commercialized FemPatch transdermal patch and, if regulatory approvals are obtained, sales of the GlucoWatch and other products currently under development.

HISTORY OF OPERATING LOSSES; FUTURE CAPITAL REQUIREMENTS

    The Company reported a loss from operations of $45.3 million (including a $39.6 million charge for the settlement of its litigation with Sanofi, S.A. ("Sanofi") further described in "Business--Legal Proceedings") for the nine months ended September 30, 1997, and has experienced annual operating losses since inception. At September 30, 1997, the Company had an accumulated deficit of $131.3 million. The Company expects to continue to incur operating losses at least until significant sales, if any, of the GlucoWatch commence. There can be no assurance that the Company will generate significant revenues or achieve profitability. The Company has, and expects to have, fluctuations in quarterly results based on recognition of collaborative and contract revenues and expenses. Some of these fluctuations could be significant.

    The Company believes that its existing cash, cash equivalents and short-term investments of $39.2 million, when coupled with cash from operations and investments and the net proceeds from the offering hereby, will be sufficient to meet its operating expenses and capital expenditure requirements at least through the end of 1999. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any development and licensing agreements with corporate partners, the Company's development of products, the FDA regulatory process and other factors, many of which are beyond the Company's control.

    The development of the Company's products will require the commitment of substantial resources to conduct the research, preclinical development and clinical trials necessary to bring such products to market and to establish production and marketing capabilities. The Company may seek additional funding through public or private financings, including debt or equity financings, and through other arrangements, including collaborative arrangements. Any additional equity financings may be dilutive to stockholders and debt financing, if available, may involve restrictions on dividends and other restrictions on the Company. Adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or, if available, on terms acceptable to the Company. Lack of sufficient additional funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs or to license others to commercialize products or technologies that the Company would otherwise seek to develop itself. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

REGULATORY APPROVALS UNCERTAIN

    The Company's products require the approval of the FDA before they can be marketed in the U.S. In addition, approvals are required from regulatory agencies in most foreign countries before the Company's products can be marketed in such countries. To date, the Company has two products which have received FDA approval, Nicotrol and FemPatch. Before a regulatory submission can be filed with the FDA, a product must undergo extensive clinical trials. The Company's drug delivery systems require the filing of a New Drug Application ("NDA") with the FDA, and the FDA's approval of the NDA. Devices such as the GlucoWatch under development by the Company will require the filing and FDA clearance or approval of a medical device submission. The time required for regulatory approval of the Company's products after a filing is uncertain. There can be no assurance that problems will not arise that could delay or prevent the commercialization of the Company's products or that the FDA and foreign regulatory agencies will be satisfied with the results of clinical trials or approve the marketing of any products. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which any such products could be marketed.

    The Company believes that the submission to the FDA for the GlucoWatch will be in the form of a premarket notification (a "510(k) notification"), although the final determination of the type of submission will not be made until FDA submission. There can be no assurance that a 510(k) notification will be accepted by the FDA. If a 510(k) notification is not accepted by the FDA, the Company will be required to submit a pre-market approval application ("PMA") for this product. The FDA approval process for a PMA is typically more involved and requires more time than a 510(k) notification and could materially delay the introduction of the GlucoWatch. There can be no assurance as to FDA acceptance or approval of the form or timing of a 510(k) notification, a PMA or any similar FDA submission, that the results of the registration clinical trials for submission to the FDA will be approved by the FDA nor that the results will be comparable to the results obtained in the research clinical studies performed to date. Delays or failure to receive clearance following a 510(k) notification or approval of a PMA application could have a significant adverse effect on the Company's business, financial condition and results of operations.

    A drug or medical device and its manufacturer are subject to continual review after approval, and later discovery of previously unknown problems with a product or the manufacturing process may result in restrictions on such product or the manufacturer, including withdrawal of the product or products from the market. Failure to comply with applicable regulatory requirements may, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new government regulations may be established that could delay or prevent regulatory approval of the Company's potential products. Cygnus is also subject to regulation under federal, state and local regulations regarding work place safety, environmental protection and hazardous and controlled substance controls, among others.

DEPENDENCE ON LICENSEES, DISTRIBUTORS AND COLLABORATIVE ARRANGEMENTS

    Cygnus depends on its licensees and distributors to fund a significant portion of product development costs, to conduct clinical testing, to obtain regulatory approvals and to market products. The Company is dependent on Pharmacia and its sublicensee, Johnson & Johnson, for the marketing of Nicotrol. The Company is also dependent upon Sanofi and its sublicensee, Warner-Lambert Company ("Warner-Lambert"), for the marketing of FemPatch. If the GlucoWatch is commercialized the Company will be dependent upon Becton Dickinson and Yamanouchi for marketing and distribution. The Company's licensees and distributors generally have the right to terminate the development funding or marketing arrangements for a product at any time prior to regulatory approval for any reason without significant penalty. Licensees have exercised this right in the past, and there can be no assurance that current and future licensees or distributors will not exercise this right in the future.

    The resources and attention a licensee or distributor devotes to a product are not within the Company's control. As a result, there may be delays in clinical testing, the preparation and processing of regulatory filings and commercialization efforts conducted by the Company's licensees or distributors. Certain of the Company's licensees may also be permitted to offer products that are competitive with those of the Company, which could interfere with their efforts on behalf of the Company. The Company's ability to develop and commercialize products in the future will also depend on its ability to enter into collaborative arrangements. There can be no assurance that the Company will be able to enter into new collaborative arrangements or renew existing collaborative arrangements. Additionally, there can be no assurance that existing or future collaborative arrangements will be successful.

    Since all payments to the Company under its licensing and distribution agreements following their execution are contingent on the occurrence of future events or sales levels, and the agreements are terminable by the licensee or distributor, no assurance can be given as to whether the Company will receive any particular payment thereunder or as to the amount or timing of any such payment. The Company may choose to self-fund certain research and development projects or sales and marketing efforts in order to exploit its technologies. Any increase in Company-sponsored research and development or sales and marketing activities will have an immediate adverse effect on the Company's results of operations.

COMPETING PRODUCTS AND CHANGES IN TECHNOLOGY

    A large number of companies are involved or are becoming involved in the development and commercialization of products incorporating diagnostic and drug delivery systems. This field is highly competitive, and Cygnus believes that competition will substantially increase in the future. A number of companies have invested, and are continuing to invest, significant resources in the development of diagnostic and drug delivery systems. Many of these companies have greater financial, research and development and other resources than Cygnus, as well as more experience than Cygnus in commercializing diagnostic and transdermal drug delivery products. Such companies may improve existing drug formulations and products more efficiently than Cygnus or may design and develop new diagnostic and transdermal drug delivery products which are more accepted in the marketplace than the Company's products.

    The Company's primary competitors in the glucose monitoring industry are expected to be companies that currently market finger stab method products. These companies have established products and distribution channels. In addition, a number of companies are engaged in the development of products using technology which is different than that used by Cygnus, but that are also intended to permit less painful or painless glucose monitoring. These technologies include infrared spectroscopy, which uses radiation to measure glucose levels, and a variety of methods (including, in one case, transdermal technology) to extract interstitial fluid and measure the glucose concentration therein. The Company is not aware of any products under development that offer the range of benefits of the GlucoWatch. However, there can be no assurance that these products will not be more accepted in the marketplace than the GlucoWatch or will not render the Company's glucose monitor uncompetitive or obsolete. In addition, a number of companies have developed or are seeking to develop new drugs to treat diabetes which could reduce demand for glucose monitoring systems. In addition, many of the Company's competitors and potential competitors have substantially greater resources, research and development staffs and facilities than the Company and have significantly greater experience than the Company in developing, manufacturing and marketing glucose monitoring devices. Competition within the glucose monitoring industry could also result in price reductions for glucose monitoring devices such that the Company may not be able to sell the GlucoWatch at a price level adequate for the Company to realize a return on its investment.

    The drug delivery industry is a rapidly evolving field. A number of other companies, including major pharmaceutical companies, are also developing and marketing transdermal and other similar systems for the controlled delivery of drugs. Products currently on the market or under development by competitors deliver the same drugs, or other drugs to treat the same indications as many of the products under development by the Company. The first pharmaceutical product to reach the market in a therapeutic area often obtains and maintains significant market share relative to later entrants to the market. The Company's transdermal products will also compete with drugs marketed not only in similar drug delivery systems but also in traditional dosage forms such as oral administration, bolus injection and continuous infusion. New drugs, new therapeutic approaches or future developments in alternative drug delivery technologies, such as time-release capsules, liposomes and implants, may provide therapeutic or cost advantages over the drug delivery systems being developed by the Company.

THIRD-PARTY REIMBURSEMENT

    Successful commercialization of certain of the Company's products may depend in part on the availability of reimbursement from third-party health care payors, such as private insurance plans and the government. There can be no assurance that such reimbursement will be available. Third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic and diagnostic products. There can be no assurance that adequate levels of reimbursement will be available to enable the Company to achieve market acceptance of the GlucoWatch or other new products under development or to maintain price levels sufficient to realize an appropriate return on its investment. In certain international countries, the period of time needed to obtain such reimbursement can be lengthy. The Company may delay the launch of its products into certain countries until eligibility for reimbursement is established. This could potentially have an adverse effect on the Company.

PRODUCT LIABILITY

    The design, development, manufacture and use of the Company's products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or if it is alleged the product caused harm. The Company currently maintains product liability insurance. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. There can be no assurance, however, that the Company will not be subject to product liability claims, that the Company's current insurance would cover such claims, or that adequate insurance will continue to be available on acceptable terms to the Company in the future. In the event the Company is held liable for damages in excess of the limits of its insurance coverage, or if any claim or product recall results in significant adverse publicity against the Company, the Company's business, financial condition and results of operations could be materially and adversely affected.

INTELLECTUAL PROPERTY

    The Company's success depends in large part on its ability to obtain patent protection for its products, preserve its trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and in other countries. Patent applications in the U.S. are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months, Cygnus cannot be certain that it was the first to file patent applications on such inventions. No assurance can be made that patents will issue with respect to any of the Company's patent applications or that any patents will provide competitive advantages for its products or will not be challenged or circumvented by competitors. Cygnus also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its licensees, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by its competitors.

    Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings could result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. Litigation may be necessary to enforce patents issued to the Company or to protect trade secrets or know-how owned by the Company. A negative determination in such proceedings in which the Company is a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling certain of its products which would have a material adverse effect on the Company. See "Business-- Intellectual Property."

MANUFACTURING; DEPENDENCE ON THIRD PARTY SUPPLIERS

    Cygnus generally retains manufacturing rights for its products. The Company's products are manufactured using several proprietary materials and production technologies developed by Cygnus in conjunction with equipment and material suppliers. Production of diagnostic and transdermal drug delivery systems requires specialized skills in several areas, such as polymer chemistry and adhesive technology.

    The manufacture of the Company's products is subject to current good manufacturing practices ("cGMP") requirements prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. Additionally, the Company's agreements with licensees either specify pricing formulas for products manufactured and sold by Cygnus to its licensees or specify that prices will be negotiated in the future. There can be no assurance that prices for the Company's products will cover the manufacturing costs for these products in light of the Company's limited manufacturing experience and general supply and demand conditions in the marketplace.

    The Company's GlucoWatch has not yet been manufactured for commercial sale. To successfully commercialize the GlucoWatch, the device will have to be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product quality and acceptable manufacturing costs. The Company is responsible for all aspects of manufacturing the GlucoWatch system, although the "watch device" will be manufactured by an outside supplier. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance and shortages of personnel. There can be no assurance that the Company will be able to achieve and maintain product quality and reliability if and when producing the GlucoWatch in the quantities required for commercialization, nor that the Glucowatch can be assembled and manufactured at an acceptable cost. See "Business--Manufacturing."

    The GlucoWatch will be manufactured from components to be purchased from outside suppliers, most of which are the Company's single source for such components. In the event the Company is unable to obtain these components from its suppliers, the Company would be required to obtain components from alternate suppliers. Any interruption in the supply of GlucoWatch components could have a material adverse effect on the Company's business, financial condition and results of operations.

    Several materials used in the Company's transdermal products are currently obtained from single sources. Although the Company has not experienced difficulty acquiring these materials for the manufacture of its products for sale or clinical trials, there can be no assurance that supply interruptions will not occur or that the Company will not have to obtain substitute vendors, if such vendors are available, which could require additional regulatory submissions and approvals. Any such interruption of supplies could have a material adverse effect on the Company's ability to develop, manufacture and sell its transdermal products.

ATTRACTING AND RETAINING KEY EMPLOYEES

    The successful development and commercialization of the Company's products depends upon, among other things, skilled employees. In some cases, the market for these skilled employees is highly competitive, which makes it difficult to attract and retain key employees. There can be no assurance that the Company can attract or retain key employees. The inability to do so could materially and adversely affect the Company's business, financial condition and results of operations.

LEVERAGE; SUBORDINATION OF NOTES; ABSENCE OF FINANCIAL COVENANTS

    In connection with the sale of the Notes, the Company will incur approximately $75 million of indebtedness which will result in a ratio of long-term debt to total capitalization at September 30, 1997 of approximately 110% on an as-adjusted basis. As a result of this indebtedness, the Company's principal and interest obligations will increase substantially. The degree to which the Company is leveraged could materially adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. The Notes are subordinate in right of payment to all existing and future Senior Debt (as defined in the accompanying Prospectus) of the Company. The

Indenture does not limit the amount of additional indebtedness, including Senior Debt, which the Company or its subsidiaries can create, incur, assume or guarantee. By reason of such subordination of the Notes, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon default in payment with respect to any Senior Debt of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Debt of the Company has been paid in full. Moreover, holders of Common Stock would only receive the assets remaining after payment of all indebtedness and preferred stock, if any. See "Description of Notes."

    The Notes are obligations exclusively of the Company. Although the Company does not currently conduct operations through subsidiaries, it may elect to do so as products become commercialized. In such event, the cash flow and the consequent ability to service debt, including the Notes, of the Company, will be partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries would be subject to statutory or contractual restrictions, would be dependent upon the earnings of those subsidiaries and would be subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) would be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    As of September 30, 1997, the Company had approximately $15.6 million of indebtedness and other liabilities (including the $6.0 million note issued to Sanofi in connection with the Company's arbitration settlement described in "Business--Legal Proceedings") that would have constituted Senior Debt. The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including Senior Debt, by the Company or the issuance or repurchase of securities by the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Description of Notes--Repurchase of Notes at the Option of Holders upon a Change of Control."

    As a result of the arbitration settlement, and other financial considerations, the Company will, for a time, have a net capital deficiency. The Company currently has a bank loan and lease lines which contain a variety of covenants which could be compromised by the net capital deficiency. As a result of the arbitration settlement, the Company is in violation of certain of such covenants. Although the Company has obtained limited waivers of such defaults, should those loans and lease lines be called upon the expiration of such waivers, the Company would need to pay back the principal amount of the loan and lease lines. This could potentially have a negative effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

LIMITATIONS ON REPURCHASE UPON A CHANGE OF CONTROL

    In the event of a Change in Control, each Holder of Notes will have the right, at the Holder's option, to require the Company to repurchase all or a portion of such Holder's Notes at a purchase price equal to 100% of the principal amount thereof plus accrued interest thereon to the repurchase date. The Company's ability to repurchase the Notes upon a Change of Control may be limited by the terms of the Company's Senior Debt and the subordination provisions of the Indenture. Further, the ability of the Company to repurchase the Notes upon a Change of Control will be dependent on the availability of sufficient funds and compliance with applicable securities and corporate laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Change of Control. The term "Change of Control" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating (if any) of the Notes nor would the requirement that the Company offer to repurchase the Notes upon a Change of Control necessarily afford Holders of the Notes protection in the event of a highly leveraged reorganization, merger or similar transaction involving the Company. See "Description of Notes-- Repurchase of Notes at the Option of Holders Upon a Change of Control."

ABSENCE OF EXISTING ACTIVE PUBLIC MARKET

    There can be no assurance that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of the Holders to sell their Notes or the price at which Holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, the price of the Company's Common Stock and the market for similar securities.

POSSIBLE VOLATILITY OF NOTES AND STOCK PRICE

    The trading prices of the Notes and the Company's Common Stock could be subject to substantial fluctuations in response to factors such as announcements by the Company or its competitors of results of regulatory approval filings or clinical trials or testing, developments or disputes governing proprietary rights, technological innovations or new commercial products, government regulatory action, general conditions in the medical technology industry, or other events or factors, many of which are beyond the Company's control. In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years, which have particularly affected the market prices of many medical technology companies and which have been unrelated to the operating performance of such companies. Fluctuations or decreases in the trading price of the Notes or the Company's Common Stock may adversely affect the market for the Notes and the Company's Common Stock.

ABSENCE OF DIVIDENDS

    The Company has never declared or paid cash dividends on its Common Stock. The Company's current bank term loan precludes it from paying dividends to stockholders. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the future.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $72.3 million (approximately $83.3 million if the Underwriter's over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated expenses of the offering. The Company anticipates that approximately $13.0 million of such net proceeds will be used towards capital expenditures for GlucoWatch production equipment, and approximately $40.0 million of such net proceeds will be used for the commercialization of the GlucoWatch. The balance of the proceeds will be used for additional working capital, additional capital expenditures and general corporate purposes, including research and development efforts.

    The Company's management will have broad discretion with respect to the specific working capital requirements to which the proceeds will be applied, and there can be no assurance that the proceeds will be applied to any specific working capital requirement. Pending utilization as described above, the proceeds will be invested in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CYGN." The following table sets forth, for the periods indicated, the high and low last reported sale prices per share of the Common Stock as quoted on the Nasdaq National Market.

                                                                            HIGH        LOW
                                                                          ---------  ---------
1995:
  First Quarter.........................................................  $   9.000  $   5.625
  Second Quarter........................................................     10.250      7.500
  Third Quarter.........................................................     19.875      9.875
  Fourth Quarter........................................................     22.625     14.125

1996:
  First Quarter.........................................................  $  24.500  $  19.375
  Second Quarter........................................................     23.000     15.000
  Third Quarter.........................................................     17.250     11.000
  Fourth Quarter........................................................     16.875     12.000

1997:
  First Quarter.........................................................  $  16.625  $  13.375
  Second Quarter........................................................     17.250     10.625
  Third Quarter.........................................................     19.750     16.000
  Fourth Quarter (through November 24, 1997)............................     24.625     18.750

    On November 24, 1997, the last reported sale price for the Common Stock as quoted on the Nasdaq National Market was $23.00 per share. As of September 30, 1997, there were approximately 563 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company's current bank term loan precludes it from paying dividends to stockholders. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the future.

                                 CAPITALIZATION

    The following table sets forth the actual cash, cash equivalents and short-term investments, short-term obligations and capitalization of the Company at September 30, 1997, and as adjusted to reflect this Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included or incorporated by reference herein.

                                                                                             SEPTEMBER 30, 1997
                                                                                          ------------------------
                                                                                                           AS
                                                                                            ACTUAL     ADJUSTED(1)
                                                                                          -----------  -----------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                                    FOR
                                                                                            SHARE AND PER SHARE
                                                                                                  AMOUNTS)
Cash, cash equivalents, and short-term investments......................................  $    39,201  $   111,501
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Short-term obligations, including current portion of long-term obligations(2)...........  $    29,656  $    29,656
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Long-term obligations, less current portion:
  Term debt.............................................................................  $     4,615  $     4,615
  Notes offered hereby..................................................................      --            75,000
  Capital lease obligation..............................................................          600          600
  Arbitration settlement................................................................       23,000       23,000
  Other.................................................................................        5,969        5,969
                                                                                          -----------  -----------
    Total long-term obligations.........................................................       34,184      109,184
                                                                                          -----------  -----------

Stockholders' equity:
  Preferred stock, $.001 par value; 5,000,000 shares authorized; none issued and
    outstanding.........................................................................      --           --
  Common stock, $.001 par value; 30,000,000 shares authorized; 18,934,609 shares issued
    and outstanding(3)..................................................................      121,557      121,557
  Accumulated deficit...................................................................     (131,349)    (131,349)
                                                                                          -----------  -----------
    Total stockholders' equity (net capital deficiency).................................       (9,792)      (9,792)
                                                                                          -----------  -----------
Total capitalization....................................................................  $    24,392  $    99,392
                                                                                          -----------  -----------
                                                                                          -----------  -----------

------------------------

(1) Adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

(2) Short-term obligations include $16.6 million of the arbitration settlement liability. See "Business-- Legal Proceedings."

(3) Excludes (i) 3,918,955 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, under which options to purchase 3,296,573 shares were outstanding as of September 30, 1997, (ii) 276,179 shares issuable upon the conversion of the note payable under the arbitration settlement; (iii) 127,719 shares reserved for issuance under the Company's Employee Stock Purchase Plan as of September 30, 1997; and (iv) the shares of Common Stock issuable upon conversion of the Notes offered hereby.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data of the Company as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, have been derived from the audited consolidated financial statements of the Company incorporated by reference herein. The selected consolidated financial data of the Company as of December 31, 1992, 1993 and 1994 and for each of the two years in the period ended December 31, 1993 have been derived from audited financial statements not included or incorporated by reference herein. The selected consolidated financial data of the Company as of September 30, 1997 and for each of the nine months ended September 30, 1996 and 1997 are derived from unaudited condensed consolidated financial statements incorporated by reference herein. Such unaudited financial statements, in the opinion of the Company's management, reflect all material adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The data should be read in conjunction with the consolidated financial statements and related notes, the information set forth under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and other financial information included or incorporated by reference herein.

                                                                                          NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                  -----------------------------------------------------  --------------------
                                    1992       1993       1994       1995       1996       1996       1997
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Product revenues............  $  20,292  $   8,587  $   1,917  $   3,704  $  17,211  $  12,442  $   3,470
    Contract revenues...........      5,287      7,156     14,533     12,579     13,085     10,330     10,984
    Royalty and other
      revenues..................         64      1,734      4,820      2,723      5,907        790      8,516
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues............     25,643     17,477     21,270     19,006     36,203     23,562     22,970
  Costs and expenses:
    Costs of products sold......     18,549      9,534      3,293      4,746     16,659     11,052      7,071
    Research and development....     14,718     13,675     21,605     20,029     23,165     16,881     16,353
    Purchase of in-process
      research..................     --         --          9,000     --         --         --         --
    Marketing, general and
      administrative............     11,017      5,846      5,491      7,369      9,296      6,876      6,103
    Arbitration settlement......     --         --         --         --         --         --         39,633
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total costs and
        expenses................     44,284     29,055     39,389     32,144     49,120     34,809     69,160
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Loss from operations..........    (18,641)   (11,578)   (18,119)   (13,138)   (12,917)   (11,247)   (46,190)
  Interest and other income,
    net.........................      1,140        969        759        296      1,865      1,202        910
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss......................  $ (17,501) $ (10,609) $ (17,360) $ (12,842) $ (11,052) $ (10,045) $ (45,280)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per share............  $   (1.36) $   (0.77) $   (1.24) $   (0.79) $   (0.60) $   (0.54) $   (2.41)
  Shares used in computation of
    net loss per share..........     12,846     13,752     13,947     16,265     18,544     18,506     18,818


                                                      DECEMBER 31,                          SEPTEMBER 30,
                                  -----------------------------------------------------  --------------------
                                    1992       1993       1994       1995       1996       1996       1997
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Cash, cash equivalents and
    short-term investments......  $  34,512  $  28,197  $  28,119  $  46,498  $  49,434  $  51,307  $  39,201
  Total assets..................     52,667     46,861     38,594     57,854     68,798     69,283     54,048
  Short-term obligations,
    including current portion of
    long-term obligations.......     11,917     14,109     12,601     11,271     24,148     23,268     29,656
  Long-term obligations, less
    current portion.............      4,597      6,509      7,876      8,331     13,437     14,328     34,184
  Stockholders' equity (net
    capital deficiency).........     36,153     26,243     18,117     38,252     31,213     31,687     (9,792)

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    THE DISCUSSION SET FORTH BELOW CONTAINS PROJECTIONS AND FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS AND THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. WE WISH TO CAUTION YOU THAT THESE STATEMENTS ARE ONLY OUR PREDICTIONS AND OBJECTIVES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. PLEASE NOTE IN PARTICULAR THROUGHOUT THIS DOCUMENT WHERE WE HAVE HIGHLIGHTED SPECIFIC RISKS ASSOCIATED WITH THE COMPANY AND ITS ACTIVITIES. WE ALSO REFER YOU TO DOCUMENTS THE COMPANY FILES FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION, SUCH AS ITS FORM 10-K, ITS FORM 10-Q AND FORM 8-K REPORTS. THESE DOCUMENTS AND THE DISCUSSION BELOW CONTAIN IMPORTANT FACTORS, INCLUDING WITHOUT LIMITATION THOSE INVOLVING CERTAIN ONGOING ARBITRATION PROCEEDINGS INVOLVING THE COMPANY, THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER FROM OUR CURRENT EXPECTATIONS AND THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

GENERAL

    Cygnus is engaged in the development and manufacture of diagnostic and drug delivery systems, utilizing its proprietary technologies to satisfy unmet medical needs cost-effectively. The Company's current efforts are primarily focused on two core areas: a painless, bloodless and automatic glucose monitoring device (the GlucoWatch system) and transdermal drug delivery systems.

    The Company's product development efforts have been and are expected to continue to be either self-funded, funded by licensees, or both. In general, the Company's licensing agreements provide that Cygnus will manufacture its products and receive manufacturing revenues from sales of these products to its licensees. Cygnus may also receive royalties based on certain of its licensees' product sales. In certain circumstances, the Company may elect to license manufacturing rights for a product to its licensee in exchange for a technology transfer fee and/or a higher royalty rate.

    Cygnus' licensees and distributors generally have the right to abandon a product development effort at any time for any reason without significant penalty. Such cancellations may result in delays, suspension or abandonment of clinical testing, the preparation and processing of regulatory filings and product development and commercialization efforts. Licensees have exercised this right in the past, and there can be no assurance that current and future licensees or distributors will not exercise this right in the future. If a licensee were to cease funding one of the Company's products, Cygnus would either self-fund development efforts, identify and enter into an agreement with an alternative licensee or suspend further development work on the product. There can be no assurance that, if necessary, the Company would be able to negotiate an agreement with an alternative licensee on acceptable terms. Since all payments to the Company under its licensing agreements following their execution are contingent on the occurrence of future events or sales levels, and the agreements are terminable by the licensee, no assurance can be given as to whether the Company will receive any particular payment thereunder or as to the amount or timing of any such payment. The Company may choose to self-fund certain research and development projects in order to exploit its technologies. Any increase in Company-sponsored research and development activities will have an immediate adverse effect on the Company's results of operations. However, should such Company-sponsored research and development activities result in a commercial product, the long-term effect on the Company's results of operations could be favorable.

    For the Company to remain competitive, it will need to develop, in-license or acquire new diagnostic and drug delivery products. Furthermore, the Company's ability to develop and commercialize products in the future will depend on its ability to enter into collaborative arrangements with additional licensees on favorable terms. There can be no assurance that the Company will be able to enter into new collaborative arrangements on such terms, if at all.

    The Company's results of operations vary significantly from quarter to quarter and year to year and depend on, among other factors, the signing of new product development agreements and the timing of recognizing payment amounts specified thereunder, the timing of recognizing license fees and cost reimbursement payments made by pharmaceutical licensees, the demand for its Nicotrol product, the demand for and shipments of its FemPatch product, and the costs associated with its manufacture. The Company's contract revenues are generally earned and recognized based on the percentage of actual efforts expended compared to total expected efforts during the development period for each contract. However, contract revenues are not always aligned with the timing of related expenses. To date, research and development expenses have generally exceeded contract revenue in any particular period and the Company expects the same situation to continue for the next few years. In addition, the level of revenues in any given period is not necessarily indicative of expected revenues in future periods. The Company has incurred net losses each year since its inception and does not believe it will achieve profitability in 1997. At September 30, 1997, after recording the $39.6 million arbitration settlement discussed below, the Company's accumulated deficit and net capital deficiency were approximately $131.3 million and $9.8 million, respectively.

RESULTS OF OPERATIONS

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

    PRODUCT REVENUES for the quarter ended September 30, 1997 were $1.8 million, compared to $7.1 million for the quarter ended September 30, 1996. Product revenues were $3.5 million for the nine months ended September 30, 1997, compared to $12.4 million for the nine months ended September 30, 1996. Product revenue for the quarter ended September 30, 1997 resulted from initial shipments of FemPatch, the Company's second commercialized product. The reduction in total product revenue for the three and nine months ended September 30, 1997 resulted from the discontinuation of Nicotrol manufacturing in the first quarter of 1997.

    FemPatch is a low-dose, 7-day estrogen replacement transdermal patch for the treatment of menopausal symptoms. Sanofi, the Company's worldwide licensee, has sublicensed U.S. marketing rights to Warner-Lambert. Cygnus manufactures the product.

    In the first quarter of 1997, Pharmacia exercised its option to purchase the U.S. manufacturing rights for Nicotrol from Cygnus. Cygnus will continue to receive royalty revenue from the worldwide sales of Nicotrol. The Company has been unsuccessful in reaching an agreement with Pharmacia regarding Pharmacia's obligations for certain purchase order commitments and existing inventory costs. Cygnus has initiated arbitration proceedings against Pharmacia relating to these disputed matters.

    Due to the above factors, the uncertainty of the success of the Company's recently launched FemPatch product, and the uncertainty regarding when and if additional products will obtain clearance from the FDA and when and if licensees will sell and market such products, the Company believes that the level of product revenues experienced to date are not indicative of future results and may fluctuate from quarter to quarter. In particular, the Company anticipates that total revenue from Nicotrol during 1997 will be well below 1996 levels as a result of the discontinuation of Nicotrol manufacturing.

    CONTRACT REVENUES for the quarter ended September 30, 1997 were $3.5 million, compared to the $3.5 million for the quarter ended September 30, 1996 and were $11.0 million for the nine months ended September 30, 1997, compared to $10.3 million for the nine months ended September 30, 1996. Contract revenues primarily reflect labor and material cost reimbursements associated with certain transdermal delivery systems and the amortization of milestone payments relating to certain transdermal delivery systems and the glucose monitoring device. The increase in contract revenues for the nine months ended September 30, 1997 is primarily due to a $1.0 million payment from Pharmacia for the exercise of its option to purchase the manufacturing rights for Nicotrol, as noted above.

    In February 1996, the Company entered into an agreement with Becton Dickinson and Company for the marketing and distribution of the GlucoWatch, a painless, automatic glucose monitoring device being developed by Cygnus. Under the terms of the agreement, Becton Dickinson has exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Cygnus will have primary responsibility for completing product development, obtaining regulatory approvals and manufacturing. In addition, Cygnus may participate in sales, marketing and customer service and support for the product. In the first half of 1996, Cygnus received an up-front, non-refundable payment from Becton Dickinson. The Company is also eligible to receive future milestone payments as well as a percentage of the product's future commercial success.

    In July 1996, the Company entered into an agreement with Yamanouchi for the marketing and distribution of the GlucoWatch. Under the terms of this agreement, Yamanouchi has exclusive marketing and distribution rights in Japan and Korea. Cygnus will have primary responsibility for completing product development and for manufacturing. In the third quarter of 1996, Cygnus received an up-front, non-refundable payment from Yamanouchi and is eligible to receive milestone payments as well as a percentage of the product's future commercial sales. In July 1996, the Company also entered into a development and marketing agreement with Yamanouchi for a 7-day transdermal product to deliver a proprietary Yamanouchi compound. Under the terms of the agreement, Cygnus will receive funding for the development of the transdermal product and will have exclusive rights to manufacture and supply Yamanouchi with the product and Yamanouchi will have exclusive worldwide marketing rights to the product.

    Contract revenues are expected to fluctuate from quarter to quarter and from year to year, and future contract revenues cannot be reasonably predicted. The contributing factors to achieving contract revenues include, but are not limited to, future successes in finalizing new collaborative agreements, timely achievement of milestones under current contracts, and strategic decisions on self-funding certain projects. Cygnus' licensees generally have the ability to abandon the rights to a product and the obligation to make related payments. Since all future payments to the Company under these agreements following their execution are contingent on the occurrence of future events or sales levels, and the agreements are terminable by the licensee, no assurance can be given as to whether the Company will receive any particular payment thereunder or as to the amount or timing of any such payment. The Company is unable to predict to what extent potential future terminations of existing contracts by current partners, or new collaborative agreements, if any, will impact overall contract revenues in the remainder of 1997 and subsequent future periods.

    ROYALTY AND OTHER REVENUES for the quarter ended September 30, 1997 were $0.1 million, compared to $0.1 million for the quarter ended September 30, 1996 and were $8.5 million for the nine months ended September 30, 1997, compared to $0.8 million for the nine months ended September 30, 1996. The amounts include royalties from sales by Pharmacia of the Company's nicotine transdermal product in Europe and Canada, and by Pharmacia's marketing partner in the U.S. The net increase in royalty and other revenues for the nine months ended September 30, 1997 is primarily due to the recognition of previously deferred royalty payments associated with the U.S. OTC sales of Nicotrol during the second half of 1996.

    Royalty revenue will fluctuate from period to period since it is primarily based upon sales by the Company's licensees. The level of royalty income for a product also depends on various external factors, including the size of the market for the product, product pricing levels and the ability of the Company's licensee to market the product. Therefore, the level of royalty revenue for any given period is not indicative of the expected royalty revenue for future periods. As a result of the Company's marketing partner's customers ability to meet product demand by utilizing existing inventory, royalty revenue for the fourth quarter of 1997 will be lower than the comparable quarter of 1996.

    COSTS OF PRODUCTS SOLD for the quarter ended September 30, 1997 were $3.0 million, compared to $6.3 million for the quarter ended September 30, 1996 and were $7.0 million for the nine months ended September 30, 1997, compared to $11.1 million for the nine months ended September 30, 1996. Costs of products sold primarily include direct and indirect production, facility and personnel costs required to meet future anticipated production levels. The decrease in costs of products sold for the three and nine months ended September 30, 1997 largely reflects the reduction of direct expenses related to Nicotrol production. As a result of Pharmacia's exercise of its option to purchase the manufacturing rights of Nicotrol, the Company will incur no manufacturing costs associated with Nicotrol production, but consequently, will achieve no production margins associated with such production. Cost of products sold for the three months ended September 30, 1997 include the initial shipments of FemPatch, the Company's second commercialized product. The Company experienced negative product margins for the three and nine months ended September 30, 1997 due to low production volumes which prevented the Company from absorbing all of its fixed manufacturing costs.

    RESEARCH AND DEVELOPMENT EXPENSES for the quarter ended September 30, 1997 were $5.4 million, compared to $6.0 million for the quarter ended September 30, 1996 and were $16.4 million for the nine months ended September 30, 1997, compared to $16.9 million for the nine months ended September 30, 1996. Research and development and clinical activities primarily include the glucose monitoring development program, the support of the Company's hormone replacement therapy products (one of which, FemPatch, was launched in September 1997 and two of which are in clinical trials) and a contraception product. While current levels are consistent with the prior year, Cygnus anticipates that the development of new products, continued research of new technologies and preparation for regulatory filings and clinical trials will result in an increase in its overall research and development expenses.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES for the quarter ended September 30, 1997 were $2.2 million, compared to $1.5 million for the quarter ended September 30, 1996 and were $6.1 million for the nine months ended September 30, 1997, compared to $6.9 million for the nine months ended September 30, 1996. The decrease for the nine months ended September 30, 1997 primarily reflects decreased professional fees associated with the Company's legal proceedings involving Sanofi. The Company expects that marketing, general and administrative expenses will increase in the future as the Company expands its operations.

    ARBITRATION SETTLEMENT EXPENSE AND CORRESPONDING ACCRUALS for the quarter and nine months ended September 30, 1997 consists of a $39.6 million non-recurring arbitration settlement expense, of which $23.0 million is long-term. Under the terms of the settlement, Cygnus (i) will pay Sanofi $14.0 million in cash, (ii) will make royalty payments of between 6.5% and 8.5% of any and all net sales of two products, which are subject to minimum payments in an aggregate amount equal to $17.0 million, commencing in 2001 and ending in 2005, whether or not any net sales of the two products have occurred, and (iii) will issue a convertible promissory note in the principal amount of $6.0 million, payable in full at the end of four years and bearing interest at 6.5% per annum. The note will be convertible into the Company's Common Stock at Sanofi's option, exercisable at any time during the four year term, at a conversion rate of $21.725 per share.

    INTEREST INCOME, NET OF INTEREST AND OTHER EXPENSE for the quarter ended September 30, 1997 was $0.3 million, compared to $0.2 million for the quarter ended September 30, 1996 and was $0.9 million for the nine months ended September 30, 1997, compared to $1.2 million for the nine months ended September 30, 1996. The decrease for the nine months ended September 30, 1997 is due primarily to higher interest expense associated with the Company's June 1996 $8.0 million bank loan agreement for short-term working capital. In addition, interest income earned has decreased in conjunction with the decrease in the cash and cash equivalents balance.

COMPARISON FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

    PRODUCT REVENUES for the year ended December 31, 1996 were $17.2 million compared to $3.7 million for the year ended December 31, 1995. This reflects increased demand for additional shipments of Nicotrol during 1996 due to the change of Nicotrol's status from a prescription to an over-the-counter ("OTC") product. On July 3, 1996 the FDA approved Nicotrol as the first OTC smoking cessation transdermal patch.

    In November 1993, the Company entered into an agreement pursuant to which the Company granted Pharmacia the exclusive worldwide right to manufacture Nicotrol in return for a royalty based on Pharmacia's sales of such products. Prior to that, Pharmacia had the exclusive right to manufacture Nicotrol outside of North America and was obligated to pay to Cygnus a royalty based on Pharmacia's sales of such products outside of North America. The November 1993 agreement, as amended in November 1994, obligated Cygnus to continue to manufacture and supply Nicotrol until December 31, 1995. In February of 1996, the Company and Pharmacia further amended the 1993 agreement to provide that Cygnus will continue to manufacture and supply Nicotrol for the U.S. market through 1999. In addition to product revenues under this agreement, the Company also earns royalties on sales within the U.S. Pharmacia has the option to terminate this agreement and purchase the U.S. manufacturing rights upon the payment of certain amounts to the Company. Pharmacia has exercised this option to purchase the U.S. manufacturing rights for Nicotrol and the Company is presently in negotiations with Pharmacia as to various transition matters including Pharmacia's obligations for certain purchase order commitments and existing inventory costs.

    CONTRACT REVENUES for the year ended December 31, 1996 were $13.1 million compared to the $12.6 million for the year ended December 31, 1995. Contract revenues primarily reflect labor and material cost reimbursements associated with certain transdermal delivery systems and the amortization of milestone payments relating to certain transdermal delivery systems and the glucose monitoring device. In 1996, the Company received up-front non-refundable payments from Becton Dickinson and Yamanouchi.

    ROYALTY AND OTHER REVENUES for the year ended December 31, 1996 were $5.9 million, compared to $2.7 million for the year ended December 31, 1995. The amounts include royalties from sales by Pharmacia of the Company's nicotine transdermal product in Europe and Canada, and by Pharmacia's marketing partner in the U.S. Additionally, in the first half of 1995, amounts included the amortization of the unearned balance of prepayments from Pharmacia. As of June 30, 1995, all of the prepayments were fully amortized. The net increase in royalty and other revenues is primarily due to the significant increase in volume of units shipped as a result of the change of Nicotrol's status to OTC in the U.S.

    COSTS OF PRODUCTS SOLD for the year ended December 31, 1996, were $16.7 million compared to $4.7 million for the year ended December 31, 1995. Costs of products sold include direct and indirect manufacturing costs of Nicotrol production and facility and personnel costs required to meet production levels. In addition, due to uncertainties related to the level of the future sales of Nicotrol, the Company recorded in 1996 as part of cost of products sold, certain expenses relating to estimated committed future production costs. Costs of products sold increased primarily due to increased Nicotrol shipments as a result of the change of Nicotrol's status to OTC in the U.S. and the expenses related to the estimated committed future productions costs. While the Company experienced a positive product margin during 1996 due to increased demand for additional shipments of Nicotrol, the Company experienced negative product margins during 1995, primarily due to low production volumes which prevented the Company from absorbing all of the fixed costs associated with its production of Nicotrol.

    While the Company anticipates that due to decreasing short-term demand for its Nicotrol product, the direct and indirect manufacturing cost associated with Nicotrol production will be reduced, there can be no assurance that product margins associated with Nicotrol production will improve or remain consistent with current levels.

    RESEARCH AND DEVELOPMENT EXPENSES for the year ended December 31, 1996 were $23.2 million compared to $20.0 million for the year ended December 31, 1995. This increase reflects the Company's accelerated level of research and development costs primarily associated with the glucose monitoring system. Research and development and clinical activities primarily include the glucose monitoring development program, the support of the Company's hormone replacement therapy products (one of which, FemPatch, was approved by FDA on December 5, 1996 and two of which are in clinical trials), and a contraception product. Cygnus expects that its anticipated development of new products, continued research of new technologies and preparations for regulatory filings and clinicals could result in an increase in its overall research and development expenses.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1996 were $9.3 million, compared to $7.4 million for the year ended December 31, 1995. The increase resulted from increased legal expenses primarily related to the Sanofi arbitration, which has been settled. The Company believes that marketing, general and administrative expenses could increase in the future as the Company expands its operations.

    INTEREST INCOME, NET OF INTEREST AND OTHER EXPENSE for the year ended December 31, 1996 was $1.9 million as compared to $0.3 million for the year ended December 31, 1995. The increase is due primarily to interest earned on the proceeds from the Company's 1995 public offering.

    INCOME TAXES at December 31, 1996, the Company had federal net operating loss and research and development tax credit carryforwards of approximately $57.0 million and $1.3 million, respectively. The Company had state net operating loss and tax credit carryforwards of approximately $4.3 million and $0.9 million, respectively. These carryforwards will expire at various dates beginning in 2000. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, a substantial portion of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

    FOURTH QUARTER LOSS for the three months ended December 31, 1996 was $1.0 million compared to $2.7 million for the three months ended December 31, 1995. The decrease in fourth quarter losses for 1996 was primarily attributable to increased product and royalty revenues relating to Nicotrol sales as mentioned above.

COMPARISON FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

    PRODUCT REVENUES for the year ended December 31, 1995 were $3.7 million compared to $1.9 million for the year ended December 31, 1994. This reflects increased demand for additional shipments of Nicotrol in 1995. In 1994 the Company's marketing partner was able to meet product demand by utilizing inventories existing as of the beginning of the period.

    CONTRACT REVENUES for the year ended December 31, 1995 were $12.6 million compared to the $14.5 million for the year ended December 31, 1994. The decrease in contract revenues primarily reflects a decrease in billings related to the Company's first hormone replacement product due to agreed upon maximum cost reimbursements, the mutually agreed upon termination of funding obligations PaineWebber R&D Partners II L.P. ("PWLP") had under a research and development agreement and the mutually agreed upon termination of the certain collaborations to develop and market consumer and smoking cessation products. The technology resulting from the PaineWebber partnership agreement was purchased by the Company from PWLP in December 1994 in exchange for 1,529,941 shares of the Company's Common Stock.

    ROYALTY AND OTHER REVENUES for the year ended December 31, 1995, were $2.7 million compared to $4.8 million for the year ended December 31, 1994. The amounts included royalties from sales by Pharmacia of the Company's nicotine transdermal product in Europe and beginning in 1994, Canada. Additionally, the amounts include the amortization of the unearned balance of prepayments from Pharmacia included in "Customer Advances." As of June 30, 1995, all of the prepayments were fully amortized. The decrease in 1995 was primarily attributable to 1995 including a half year amortization of "Customer Advances" compared to 1994 which included a full year of amortization as well as the sale of $1.3 million of previously reserved excess inventory to Pharmacia.

    COSTS OF PRODUCTS sold for the year ended December 31, 1995, were $4.7 million compared to $3.3 million for the year ended December 31, 1994. Costs of products sold included direct and indirect manufacturing costs of Nicotrol production. Costs of products sold increased primarily due to increased Nicotrol shipments offset in part by a $1.0 million charge to reduce the net realizable value of Nicotrol production equipment incurred in the second quarter of 1994.

    The Company experienced negative product margins during 1995 and 1994 primarily due to low production volumes which prevented the Company from absorbing all the fixed costs associated with Nicotrol production.

    RESEARCH AND DEVELOPMENT EXPENSES for the year ended December 31, 1995 were $20.0 million compared to $21.6 million for the year ended December 31, 1994. This decrease reflects a reduced level of materials required in ongoing development programs and the Company's ongoing cost control measures. Research and development and clinical activities primarily include the support of the Company's hormone replacement therapy products, contraception products and the glucose monitoring development program.

    PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT expense for the year ended December 31, 1994 represents a $9.0 million charge for the acquisition by the Company of all rights previously held by PWLP to certain non-invasive glucose monitoring technology developed under research and development agreements between Cygnus and PWLP. Based on the early stage of development and the uncertainty as to the feasibility of the technology, the acquisition cost was expensed to in-process research and development. No such purchases were made in 1995.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1995 were $7.4 million, compared to $5.5 million for the year ended December 31, 1994. The increase primarily reflects an increase in business development activities related to the glucose monitoring development program and increased legal expenses due to the Company's legal proceedings against Alza and Sanofi. Both proceedings have since been resolved (by dismissal and by settlement, respectively).

    INTEREST INCOME, NET OF INTEREST AND OTHER EXPENSE for the year ended December 31, 1995 was $0.3 million as compared to $0.8 million for the year ended December 31, 1994. The decrease is primarily due to lower prevailing interest rates and lower levels of cash and short term investments through the first three quarters of 1995.

    INCOME TAXES. At December 31, 1995, the Company has federal net operating loss carryforwards of approximately $50.2 million and federal and state research and development credits of approximately $1.8 million. These carryforwards will expire beginning in 2000. Because of the "change in ownership" provision of the Tax Reform Act of 1986, a substantial portion of the Company's net operating loss and tax credit carryforward are subject to annual limitations.

LIQUIDITY AND CAPITAL RESOURCES

    Through October 1995, the Company received net proceeds of approximately $82.1 million from public offerings of its Common Stock. Through 1996, the Company financed approximately $8.4 million of manufacturing and research equipment under capital loan and lease arrangements. In 1997, the Company entered into a new loan agreement for $1.3 million to finance additional capital equipment. As of September 30, 1997 this loan was fully secured by deposits.

    In December of 1994, the Company borrowed $1.7 million under a bank line of credit to finance the purchase of manufacturing and research equipment. This line is being repaid in monthly installments through June 30, 1998. As of September 30, 1997 there was $0.4 million outstanding under this agreement. In June 1996, the Company received $8.0 million under a bank loan agreement for short-term working capital. This loan is being repaid monthly through December 1999. As of September 30, 1997 there was $6.7 million outstanding under this agreement. The bank loans are subject to a number of financial and other covenants. In the event of default the Bank may, at its option, exercise its rights to remedies specified in the loan agreements which include, among other things, the acceleration of amounts due under the agreements. As a result of recording the arbitration settlement, the Company is in default of these agreements due to the breach of several financial covenants, including those related to the ratio of Debt to

Tangible Net Worth and the total Tangible Net Worth. The Company could remove the default condition on the June 1996 loan by pledging cash or certificates of deposit in the amount of 55% of the $6.7 million September 30, 1997 outstanding balance. However, since the bank has agreed to forbear from exercising its rights under the Loan Documents until January 30, 1998, the Company did not provide this collateral as of September 30, 1997.

    The Company is in violation of similar financial covenants with one other leasing company and two other lenders which could also result in the acceleration of the amounts due. One of the lenders has agreed to waive the financial covenants for the remainder of the loan's term, which expires in November of 1997. The other two companies, which have a combined outstanding balance of $2.6 million as of September 30, 1997, have agreed to waive the existing covenant defaults until December 31, 1997.

    The Company is confident that it will be able to either arrange suitable new covenants with its lenders when the forbearance and waivers terminate or extend the waivers and forbearance. In the event that acceptable new covenants cannot be agreed upon, or the waivers and forbearance are not extended, or alternative sources of financing are not available, the Company may be materially and adversely affected by collateral requirements and the acceleration of the amounts due under the various agreements.

    After recording the arbitration settlement in September of 1997, the Company had a negative net worth of $9.8 million. However, $23.0 million of the $39.6 million settlement is long-term, with payments spread between 2001 and 2005.

    In addition to the cash received from the public offerings, equipment lease and short-term working capital financing, the Company has been financing its operations primarily through revenues and interest income.

    Net cash used in operating activities for the nine month period ended September 30, 1997 was $10.6 million, compared with net cash used of $4.6 million for the period ended September 30, 1996. Cash used in operating activities during the period ended September 30, 1997 was primarily due to the Company's net loss of $45.3 million, decrease of $10.0 million in deferred revenue and an increase of $3.3 million in notes receivable, prepaid expenses and other current assets. This was offset by the $39.6 million increase in Sanofi obligations and a decrease of $7.0 million in accounts receivable. Cash used in operating activities during the period ended September 30, 1996 was primarily due to the Company's net loss of $10.0 million, increases in accounts receivable, inventories and prepaid and other assets and the decrease in accrued professional services, offset by increases in accounts payable, deferred revenue and deferred compensation and other liabilities.

    The current level of cash used in operating activities is not necessarily indicative of the level of future cash usage. As a result of increased expenditures for the development of new products, preparation for regulatory filings and clinical trials and the expected reduction in product revenues, the Company has experienced an increase in cash usage in 1997 and anticipates an increase in cash usage for future operating activities.

    Net cash used in investing activities of $7.6 million for the nine months ended September 30, 1997 resulted primarily from net purchases of short-term investments of $5.0 million and capital expenditures of $2.6 million. Net cash used in investing activities of $10.7 million for the nine months ended September 30, 1996 resulted primarily from net purchases of short-term investments of $9.8 million and capital expenditures of $0.9 million.

    Net cash provided by financing activities of $2.7 million for the nine months ended September 30, 1997 included $2.5 million from the exercise of warrants to purchase common stock and $1.7 million of common stock issuance proceeds offset by $1.5 million in long-term debt and capital lease repayments. Net cash provided by financing activities of $10.3 million for the nine months ended September 30, 1996 includes $8.0 million received from the short-term working capital loan and security agreement, $3.5 million of common stock issuance proceeds and $0.3 million from the sale and leaseback of equipment offset by long-term debt and capital lease repayments of $0.4 million and $1.1 million, respectively.

    The Company's long-term capital expenditure requirements will depend upon numerous factors, including: the progress of the Company's research and development programs; the time required to obtain regulatory approvals; the resources that the Company devotes to the development of self-funded products, proprietary manufacturing methods and advanced technologies; the ability of the Company to obtain additional licensing arrangements and to manufacture products under those arrangements; the additional expenditures to support the manufacture of new products if and when approved; and possible acquisitions of products, technologies and companies. As the Company evaluates the progress of its development projects, in particular the GlucoWatch and hormone replacement products, its commercialization plans and the lead time to set up manufacturing capabilities, Cygnus may commence long-term planning for another manufacturing site. Nevertheless, the Company believes that such long-term planning will not result in any material impact on cash flows and liquidity for 1998.

    Based upon current expectations for operating losses, arbitration settlement payments, and projected short-term capital expenditures, the Company believes that its existing cash, cash equivalents and short-term investments of $39.2 million, when coupled with cash from operations and investments and the net proceeds from the offering of the Notes hereby, will be sufficient to meet its operating expenses and capital expenditure requirements at least through the end of 1999. However, there can be no assurance that the Company will not require additional financing depending upon future business strategies, results of clinical trials and management decisions to accelerate certain research and development programs and other factors. See "Risk Factors--History of Operating Losses; Future Capital Requirements."

                                    BUSINESS

OVERVIEW

    Cygnus is engaged in the development and manufacture of diagnostic and drug delivery systems, utilizing its proprietary technologies to satisfy unmet medical needs cost-effectively. The Company's current efforts are primarily focused on two core areas: a painless, bloodless and automatic glucose monitoring device (the GlucoWatch system) and transdermal drug delivery systems.

THE GLUCOWATCH SYSTEM

    The Company's GlucoWatch system represents a significant advance in diabetes care technology as compared to the currently prevailing "finger stab" blood monitoring method. The Glucowatch measures glucose painlessly, bloodlessly and automatically through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1996, which represented an increase of approximately 14% over 1995 levels. It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the U.S. alone, more than ten million people have been diagnosed with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies. Clinical studies sponsored by the National Institutes of Health ("NIH") indicate that better management of glucose levels through more frequent testing would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger stabbing and the associated disruption of daily life, the Company believes most people with diabetes currently test their glucose levels less than half as often as recommended. As a result of the drawbacks of the finger stab method, the Company believes that there is a significant unmet demand for a painless, bloodless, automatic glucose-monitoring device.

    To address this unmet demand, the Company has developed the GlucoWatch which is expected to reduce or eliminate significant drawbacks of the finger stab testing technique. The device, which is worn like a wristwatch, automatically extracts and measures glucose levels painlessly through intact skin every twenty or thirty minutes. The extracted glucose is collected in a consumable transdermal pad called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch system offers a combination of features not available in currently marketed devices, such as: an electronic memory to store and display glucose levels; the ability to download stored information to personal computers to analyze glucose data and trends; alarms indicating hypo- and hyperglycemic conditions; and event markers which record factors that affect glucose levels. The GlucoWatch can be worn during the day and night for 24-hour glucose monitoring. The Company believes the GlucoWatch system provides the frequent testing and trend analysis of glucose levels necessary to enable people with diabetes to better manage their condition and eliminate the pain and inconvenience associated with repetitively stabbing the finger to test the blood. The Company believes this unique combination of features will result in better control of glucose levels, improved quality of life and more cost-effective healthcare.

    In developing the GlucoWatch, the Company has sought to design a device that would offer the above features and be substantially equivalent to finger stab blood glucose monitoring in terms of accuracy and precision. Test results from a clinical study using a prototype of the GlucoWatch, which were published in NATURE MEDICINE (November 1995), indicated a level of accuracy and precision that the Company believes is comparable to those associated with finger stab blood glucose monitoring devices. In 1997, Cygnus completed extensive research clinical studies using a version of the GlucoWatch designed for commercial sale. The results of these studies demonstrated that the GlucoWatch is able to measure glucose levels with statistically significant accuracy and precision across a variety of conditions. Based on the Company's research clinical studies and published performance data for certain currently marketed finger stab monitoring devices, the Company believes the GlucoWatch has a level of accuracy and precision comparable to such devices.

    To prepare a submission to the FDA for approval of the GlucoWatch, the Company has initiated registration clinical trials. Based on discussions with the FDA, the Company believes that the submission will be in the form of a 510(k) notification, although the final determination will not be made until the FDA receives the submission. The Company anticipates submitting a 510(k) notification in the second quarter of 1998.

    In 1996, Cygnus entered into collaborations with Becton Dickinson and Yamanouchi for the commercialization of the GlucoWatch. Under the Becton Dickinson agreement, the Company has granted Becton Dickinson exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Under this agreement, the Company has primary responsibility for product development, regulatory approvals, manufacturing and customer support, and retains the option to participate in sales and marketing. The Company also entered into an agreement with Yamanouchi for the marketing and distribution of the GlucoWatch in Japan and Korea. Under these agreements, Cygnus is eligible to receive up-front and milestone payments totaling $30 million prior to commercialization and to receive a percentage of the product's future commercial success. In June 1997, Cygnus granted Becton Dickinson worldwide marketing rights, with the exception of Japan and Korea, for the Company's second generation glucose monitor. Becton Dickinson has agreed to fund, in part, the development of the product.

TRANSDERMAL DRUG DELIVERY SYSTEMS

    Transdermal drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin. The Company's transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, transdermal systems can avoid the "peak and valley" effect of oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage, potentially reducing dosage-related side-effects.

    The Company's transdermal product line is focused on contraception, hormone replacement therapy and smoking cessation. The Company has two marketed products, the Nicotrol nicotine patch and the FemPatch estrogen hormone replacement patch. The Company has strategic collaborations for its transdermal products with Ortho Pharmaceutical Corporation, a subsidiary of Johnson & Johnson (contraception), American Home Products Corporation, Sanofi and Warner-Lambert (hormone replacement therapy), and Pharmacia (smoking cessation).

COMPANY STRATEGY

    The Company's objective is to become a leader in the development and commercialization of diagnostic and drug delivery products for a wide variety of applications utilizing a broad array of technologies. The Company develops differentiated products based on proprietary technologies which have the potential to provide significant value to patients. The Company's strategy adheres to the following general principles:

    APPLY AND EXPAND ITS PROPRIETARY TECHNOLOGIES. Cygnus applies its core competencies and proprietary technologies to the development of its diagnostic and drug delivery products. Cygnus devotes significant resources to continued development of new diagnostic and drug delivery technologies as well as additional products based on its existing technologies. The Company also maintains an active technology in-licensing and acquisition program. The Company's strategy is to maintain ownership of its technology, to out-license only specific product applications and to aggressively protect its proprietary technology.

    DEVELOP A BROAD PORTFOLIO OF DIFFERENTIATED PRODUCTS. The Company's broad range of proprietary technology has enabled it to develop a wide variety of differentiated products. A diversity of products targeted to multiple markets increases potential business opportunities, can provide a stream of new product introductions over time and reduces the risks of reliance on a single product or technology. The Company intends to expand its product line by continuing to apply its technologies to new products.

    ADDRESS LARGE MARKET OPPORTUNITIES. The Company's product development efforts focus on large existing markets with unmet needs. The Company's target markets (and industry estimates of their 1996 sales) include: glucose monitoring (over $2.5 billion worldwide), hormone replacement (over $1.75 billion worldwide), smoking cessation ($450 million worldwide) and contraception ($2.4 billion worldwide).

    CONTROL PRODUCT MANUFACTURING. The Company's products are manufactured using several proprietary materials and complex production processes. The Company's strategy is, where appropriate, to retain manufacturing rights to its products. By retaining manufacturing rights, the Company can exercise control over the quality of its products and capture a larger portion of the product revenue stream. Cygnus has manufactured drug delivery products for both clinical trials and commercial sale for several years in its existing production facility, and believes that this facility will have sufficient capacity to support FemPatch and the planned market introduction of additional drug delivery products. The Company will outsource the manufacturing of the GlucoWatch (other than the AutoSensor component, which it will directly manufacture).

    COLLABORATE WITH MARKET LEADERS. Cygnus has established and continues to seek to establish strategic relationships with leading companies in each of its target markets. These companies typically have significant resources and strong franchises that, when coupled with the Company's technology, increase the likelihood of commercial success. The Company currently has strategic collaborations with Becton Dickinson, a leading supplier of insulin syringes for diabetes, Yamanouchi, a significant participant in the Japanese pharmaceuticals market, American Home Products, a leader in hormone replacement, Johnson & Johnson, a leader in contraception, Warner-Lambert, a company with a leading female health care franchise, and Pharmacia, a leader in smoking cessation. The Company is increasingly taking a more active role with its collaborative partners in the clinical trials, regulatory approval processes and marketing of its products.

PAINLESS, BLOODLESS AND AUTOMATIC GLUCOSE MONITORING

MARKET OPPORTUNITY

    People with diabetes measure blood glucose levels to adjust their diet and insulin use to better control their glucose levels to prevent diabetes-related complications. Currently, to measure their glucose levels, people with diabetes must stab their fingers with a lancet, draw blood and place a drop of blood on a glucose reagent strip inserted in an instrument which provides a glucose reading. Each day of testing can involve numerous stabs and the complete procedure is not only painful but disruptive to daily life. As a result of this pain and disruption, the Company believes most people with diabetes monitor their blood glucose levels less than twice per day, instead of the recommended four to seven times per day. Even at this level of testing, the market for products for self-monitoring of glucose levels by people with diabetes is quite substantial.

    Worldwide sales of products for the self-monitoring of blood glucose levels were approximately $2.5 billion in 1996, which represented an increase of approximately 14% over 1995 levels. The Company believes that approximately 80% to 90% of the sales were related to disposable glucose reagent strips for finger stab monitoring. In the U.S., a relatively small segment of people with diabetes who measure their glucose level account for the majority of testing: for example, of these people, just 22% (about 1.7 million) account for 68% of the tests performed and 37% (about 2.9 million) account for 87% of tests performed. It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the U.S. alone, more than ten million people have been diagnosed with diabetes with another five million believed to be undiagnosed. The number of people diagnosed with diabetes has been growing and is expected to continue to grow due to the aging of the population, changes in diagnostic standards and new diagnostic technologies. Specifically, the diagnostic standards in the U.S. have been changed such that a fasting plasma glucose value of greater than or equal to 126 mg/dL now indicates a diagnosis of diabetes, whereas such diagnosis previously required a value of greater than or equal to 140 mg/dL. Diabetes can lead to severe complications over time, including blindness, loss of kidney function and peripheral neuropathy, causing circulation problems to the arms and legs and pain and potential amputation. The ADA estimated that the complications arising from diabetes cost the U.S. healthcare system in excess of $45 billion in 1992. These complications are largely a consequence of years of poor management of glucose levels by people with diabetes. Results of the Diabetes Control and Complication Trial, a major clinical trial sponsored by the NIH and published in 1993, showed that more frequently monitored blood glucose levels and rigid adherence to a program of diet, exercise and insulin injections could prevent or significantly delay the onset of many of the long-term complications of diabetes.

THE GLUCOWATCH SYSTEM

    The Company believes that there is a significant unmet demand for painless, bloodless and automatic glucose monitoring. To address this unmet demand, the Company has developed the GlucoWatch, which is worn like a wristwatch and automatically extracts and measures glucose levels painlessly through intact skin every twenty or thirty minutes. The GlucoWatch then displays and stores current and past glucose levels and trend data. The extracted glucose is collected in a consumable transdermal pad called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch system offers a combination of features not available in currently marketed devices, in a portable and discreet device. These include frequent data collection, electronic memory to store and display glucose levels, personal computer downloading for trend analysis, alarms indicating hypo- and hyperglycemic conditions and event markers which record factors that affect glucose levels. The GlucoWatch can be worn day and night for 24-hour glucose monitoring. The GlucoWatch is expected to reduce or eliminate significant drawbacks of the finger stab technique, such as the pain of repetitive stabbing and the disruption of normal activities caused by indiscreet, cumbersome procedures. The Company believes the GlucoWatch can lead to improved disease management, enabling people with diabetes to prevent or delay severe complications associated with the condition.

    The GlucoWatch extracts glucose molecules through intact skin utilizing a patented proprietary process called electroosmosis, which uses low levels of electric current. Glucose molecules are collected in the AutoSensor, which adheres to the skin, contains a biosensor and is attached to the back of the GlucoWatch. The collected glucose triggers an electro-chemical reaction in the AutoSensor, generating electrons. The biosensor measures the electrons and an application specific integrated circuit ("ASIC") in the GlucoWatch equates the number of electrons to a concentration of glucose in the blood. The GlucoWatch automatically measures glucose levels at frequent intervals. The GlucoWatch displays the most recent readings and trends at the push of a button. Its electronic memory capabilities permit the retrieval and downloading of data, allowing longer-term trend analysis for better disease management.

                             THE GLUCOWATCH SYSTEM

                                                       (Enlarged to show detail)

                     [PICTURE OF GLUCOWATCH AND AUTOSENSOR]

    The GlucoWatch system was designed to be simple and easy to use. Each day the rechargeable battery is replaced and a new AutoSensor is attached on the back of the GlucoWatch. A finger stab blood glucose measurement is input into the GlucoWatch for calibration. Measurements will then be generated automatically by the GlucoWatch system, providing up to thirty-six glucose measurements over a twelve hour period.

    The Company believes approximately 80% to 90% of current sales in the glucose monitoring market come from the consumable test strips on which a drop of blood is placed and inserted into a meter. The GlucoWatch uses a similar approach. The "watch device" is designed to function for a number of years while the consumable AutoSensor is designed to last for approximately twelve hours. Sales of the AutoSensors are expected to eventually constitute the majority of GlucoWatch revenue.

RESEARCH CLINICAL RESULTS

    In developing the GlucoWatch, the Company has sought to design a device that would offer the above features and be substantially equivalent to finger stab blood glucose monitoring in terms of accuracy and precision. Test results from a clinical study using a prototype of the GlucoWatch, which were published in NATURE MEDICINE (November 1995), indicated a level of accuracy and precision that the Company believes is comparable to those associated with finger stab blood glucose monitoring devices. A series of research clinical studies were conducted in 1997 to evaluate the accuracy and precision of the commercial version of the GlucoWatch system under conditions which could be experienced during normal use. All of these studies were conducted on people with diabetes by outside, independent clinical investigators. GlucoWatch measurements were compared to venous blood glucose reference measurements. The variables studied were physiological factors (age, race, ethnicity, gender, body mass index), environmental factors (temperature and perspiration levels) and potential drug incompatibilities. A total of 473 data points was generated by these studies.

    Data from the research clinical studies demonstrate that the GlucoWatch system is able to measure glucose levels with statistically significant accuracy and precision across a variety of conditions. The results indicated a correlation coefficient of 0.90, a mean absolute error of 0.20 and a mean bias of 5.0%. These studies have shown that differences in physiological factors, air temperature (50 DEG.F to 90 DEG.F) and moderate levels of perspiration do not affect the accuracy and precision of the GlucoWatch system's glucose measurement. Commonly used drugs also did not adversely affect the performance of the GlucoWatch system in these studies. The accuracy and precision of the GlucoWatch system did not vary significantly from the overall averages in the groups in which these variables were tested. Another statistical measure of the data, known as error grid analysis, supports the accuracy and precision of the GlucoWatch (92% in the clinically desirable zones A and B).

    To put these research clinical study results in context, it is useful to examine the performance of currently used finger stab glucose meters when used by people who have diabetes. Published clinical studies of several currently marketed finger stab glucose meters showed correlation coefficients ranging from
0.85 to 0.95 for such devices. In certain cases, the studies found that the error of these finger stab meters could vary by more than 30% from the reference values.

    The data in the following graph illustrate how well the GlucoWatch system tracks changes in glucose levels during a representative clinical study lasting over twelve hours. As can be seen, rapid changes in blood glucose are closely monitored by the GlucoWatch whether glucose levels are rising or falling. This close tracking occurred in the subject at both hypoglycemic (low) levels as well as hyperglycemic (high) levels.

 [CHART OF GLUCOWATCH MEASUREMENTS COMPARED TO REFERENCE VENOUS GLUCOSE LEVELS]

    Based on the accuracy and precision data from the Company's research clinical studies, Cygnus believes that the GlucoWatch system performs comparably with currently marketed glucose devices. Additional clinical studies are being conducted to confirm the duration of use for the consumable AutoSensor portion of the GlucoWatch system. The preliminary data suggest that the useful life of the AutoSensor could be twelve hours or longer. A decision will be made after the completion of these studies on the number of hours an AutoSensor should be used as well as the number of measurements per hour that will be made.

    Although the Company believes its clinical results to date are encouraging, to seek FDA approval for the Glucowatch system, the Company will need to conduct registration clinical trials. No assurance can be given that data generated in such trials will be as favorable as data generated in clinical trials to date or that, even if such data are as favorable, such data will provide a sufficient basis for the approval of the GlucoWatch system by the FDA.

REGULATORY APPROVAL

    To prepare a submission to the FDA for approval of the GlucoWatch, the Company has initiated registration clinical trials. Based on discussions with the FDA, the Company believes that the submission will be in the form of a 510(k) notification, although the final determination will not be made until the FDA receives the submission. The Company anticipates submitting a 510(k) notification in the second quarter of 1998. See "Risk-Factors--Uncertainty of Regulatory Approval."

MARKETING AND DISTRIBUTION

    In 1996, Cygnus entered into collaborations with Becton Dickinson and Yamanouchi for the commercialization of the GlucoWatch. Under the Becton Dickinson agreement, the Company has granted Becton Dickinson exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Under this agreement, the Company has primary responsibility for product development, regulatory approvals, manufacturing and customer support, and retains the option to participate in sales and marketing. The Company also entered into an agreement with Yamanouchi for the marketing and distribution of the GlucoWatch in Japan and Korea. Under these agreements, Cygnus is eligible to receive up-front and milestone payments totaling $30 million prior to commercialization and to receive a percentage of the product's future commercial success. In June 1997, Cygnus granted Becton Dickinson worldwide marketing rights, with the exception of Japan and Korea, for the Company's second generation glucose monitor. Becton Dickinson has agreed to fund, in part, the development of the product. See "Risk Factors--Dependence on Licensees, Distributors and Collaborative Arrangements."

COMPETITION

    The glucose monitoring market is highly competitive. Currently the market is dominated by finger stab blood glucose monitoring products. This monitoring technique presents a number of barriers to generating more frequent blood glucose measurements, including the pain of repetitive finger lancing and the disruption of normal activities as people with diabetes typically do not want to go through the finger stab process in public. Several companies are attempting to develop non-invasive or less invasive methods to monitor glucose levels. One technology that a number of companies are pursuing is the use of infrared spectroscopy, which uses radiation to measure glucose levels. Other companies are attempting to develop a variety of methods to extract interstitial fluid and measure the glucose concentration therein. The Company believes that none of the currently marketed finger stab products nor other products in development have the range of features and benefits offered by the GlucoWatch to address the unmet needs of this category. See "Risk Factors--Competing Products and Changes in Technology."

TRANSDERMAL DRUG DELIVERY SYSTEMS

    Transdermal drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin. The Company's transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, transdermal systems can avoid the "peak and valley" effect of oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage, potentially reducing dosage-related side-effects.

    Cygnus has established a comprehensive, integrated approach to the development of transdermal delivery systems. Cygnus develops a unique product profile for each transdermal product based on an evaluation of several key variables that change with each drug and therapeutic indication. Based on its assessment of the product profile and the interrelationship between the drug and the physical and biological characteristics of the skin, Cygnus formulates the appropriate materials and designs the structure of the transdermal system to achieve desired product characteristics such as comfort, extended wear, delayed or enhanced onset and controlled release.

CONTRACEPTION

    The contraceptive market is estimated to have had 1996 worldwide sales of $2.4 billion. The market is dominated by oral contraceptive pills. There are no transdermal patches currently marketed. The Company believes a seven day contraceptive patch could lead to improved dosing compliance and is developing such a product under an agreement with Ortho Pharmaceutical Corporation ("Ortho"), a subsidiary of Johnson & Johnson. Ortho has exclusive worldwide marketing rights to the product. Cygnus received up-front payments and will receive milestone payments as well as a percentage of net sales, and is responsible for the development and manufacture of the product. This product is currently in Phase 3 clinical trials.

HORMONE REPLACEMENT

    The hormone replacement market is large, with $1.75 billion in sales worldwide in 1996, and is expected to grow as more women reach the age of menopause. The Company believes that its transdermal hormone replacement products have a competitive advantage over certain transdermal hormone replacement products as a result of their seven-day extended delivery systems and superior patient comfort profile. Many hormone replacement products under development by competitors last for only 3.5 days. The Company believes, based in part on its market research, that patients and physicians prefer 7-day systems to 3.5 day systems because of increased convenience and comfort, which could also lead to improved compliance.

    The Company has three hormone replacement products. FemPatch, a 7-day estrogen patch launched in 1997, was developed under an agreement with Sanofi. Warner-Lambert, which is Sanofi's sublicensee, is marketing FemPatch in North America. For a discussion of the Company's recent arbitration settlement with Sanofi, see "Business--Legal Proceedings." Cygnus' two other hormone replacement products, a 7-day estrogen patch, and an estrogen/progestin combination patch are currently in Phase 3 clinical trials. These products are being developed under an agreement with American Home Products. Under the terms of the agreement, American Home Products has worldwide marketing rights with respect to the products resulting from the collaboration. Cygnus received up-front fees and is entitled to receive milestone payments as well as a percentage of net sales on all products to be manufactured by Cygnus for the worldwide market. In addition, American Home Products will pay for all clinical trial expenses. Cygnus is otherwise responsible for financing the development and manufacture of the products.

SMOKING CESSATION

    The smoking cessation market is estimated to have had 1996 worldwide sales of $450 million. The Company's Nicotrol product was initially introduced in the U.S. as a prescription product in 1992 and subsequently approved for over-the-counter sale in the U.S. in 1996. Nicotrol is currently marketed in North America by Johnson & Johnson and many European countries by Pharmacia. Cygnus receives royalties on the worldwide sales of Nicotrol. The Company is developing a second generation nicotine patch designed to address currently unsatisfied patient needs. These products are being developed to match the nicotine dosing level with the patient's level of addiction. Phase 2 clinical trials have been completed and the Company is seeking a marketing collaboration to fund further work on this product. The Company believes that the number of people who wish to stop smoking will increase, which could positively affect the smoking cessation category.

MANUFACTURING

    The Company is responsible for all aspects of manufacturing for the GlucoWatch system. The "watch device" will be manufactured by an outside supplier, who currently manufactures a variety of medical devices. The consumable component, or AutoSensor, will be under Cygnus' manufacturing control. The manufacture of the AutoSensor utilizes the Company's transdermal expertise. Sales of the consumable AutoSensor are expected to eventually constitute the majority of revenue for the GlucoWatch business.

    The Company has established specifications and quality control procedures for each supplier of the components of the GlucoWatch. Currently, most suppliers for the GlucoWatch represent a single source for its components. However, the Company plans to have more than one source for each component in the future. The Company may decide, in the future, to bring more aspects of GlucoWatch manufacturing in-house to capture more of the economic value.

    The Company recently received ISO 9002 certification. Consequently, the Company expects to receive approval for the use of the "CE" mark for sales of its products in Europe.

    The Company's transdermal products are manufactured using several proprietary materials and production technologies developed by Cygnus in conjunction with equipment and material suppliers. Since the Company designs a unique transdermal system for each drug, Cygnus' process development engineers become involved early in the product design process. The Company believes that close interaction at the design stage permits development of efficient manufacturing techniques. In addition, Cygnus performs analytical testing in-house for each aspect of the manufacturing process, from raw material studies to final product characterization. The Company has developed proprietary assays to measure patch characteristics such as drug release rate, drug and solvent residues, and product stability. The Company has patented certain aspects of its manufacturing processes.

    Several materials used in the Company's drug delivery products are currently obtained from single sources. Although the Company has not experienced difficulty acquiring these materials for the manufacture of its products for sale or clinical trials, there can be no assurance that supply interruptions will not occur or that the Company will not have to obtain substitute vendors, if such vendors are available, which would require additional regulatory submissions and approvals. Any such interruption of supplies could have a material adverse effect on the Company's ability to develop, manufacture and sell its products.

    The Company leases a 21,000 square foot manufacturing facility used in the commercial production of FemPatch and the clinical supply of other products. The Company believes this facility will have sufficient capacity to support the planned market introduction of its current drug delivery products. The Company is currently establishing its commercial AutoSensor manufacturing operations in an existing third-party facility. Each of the foregoing facilities complies with applicable regulatory requirements. See "Risk Factors--Manufacturing; Dependence on Third Party Suppliers."

INTELLECTUAL PROPERTY

    It is the Company's policy to aggressively protect its investments in technology and marketing by filing patent and trademark applications in the U.S. and key foreign countries. The Company also relies on trade secrets, know-how, licensing opportunities, and collaborative relationships to develop and maintain its competitive position.

    As of September 1997, the Company had approximately 40 U.S. patents and more than 80 foreign patents issued or allowed. These patents cover various aspects of transdermal technology including transdermal patch formulations (such as those used in hormone replacement therapy, contraception, and nicotine dependence therapy), and glucose monitoring systems. The Company has numerous additional patent applications pending worldwide.

    The Company's GlucoWatch system incorporates technology developed in-house as well as technology licensed exclusively to the Company by the Regents of the University of California ("Regents"). Regents holds several U.S. patents covering technology for transdermal extraction of glucose and other analytes. Corresponding foreign patent applications are also pending. The Company has an exclusive license worldwide under these patents. See "Risk Factors--Intellectual Property."

GOVERNMENT REGULATION

    The development, manufacture and marketing of drug delivery systems and diagnostic devices are subject to regulation by the FDA and other U.S. and foreign federal, state and local entities. These entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Sales of the Company's products outside the U.S. are subject to comparable regulatory requirements. These requirements vary widely from country to country.

    FDA permission to market and distribute a new device can be obtained in one of two ways. If a new or significantly modified device is "substantially equivalent" to an existing legally marketed device, the new device can be commercially introduced after submission of a 510(k) notification to the FDA, and after the subsequent clearance or approval by the FDA. Changes to existing devices that do not significantly affect safety or effectiveness can be made by the Company without a 510(k) notification.

    The second, more comprehensive approval process applies to a new device that is not substantially equivalent to an existing product. First, the Company must conduct clinical trials in compliance with testing protocols approved by an Institutional Review Board ("IRB") for the participating research institution and the FDA's investigational device exemption regulations. Second, the Company must submit a PMA application that contains, among other things, the results of the clinical trials. The PMA application also contains other information required under the Federal Food, Drug, and Cosmetic Act, such as a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Finally, the manufacturing site for the product subject to the PMA must operate using cGMP and pass an FDA Pre-Approval Inspection ("PAI") before product approvals.

    The process required by the FDA before a drug delivery system may be marketed in the U.S. depends on whether the compound has existing approval for use in other dosage forms. If the drug is a new chemical entity that has not been approved, then the process includes (i) pre-clinical laboratory and animal tests, (ii) the filing of an Investigational New Drug ("IND") application, (iii) adequate and controlled human clinical trials to establish the safety and efficacy of the drug in its intended indication and (iv) FDA approval of an NDA. If the drug has been previously approved, then the approval process is similar, except that certain toxicity tests normally required for the IND and NDA applications may not be necessary. In addition to the foregoing, the FDA requires proof that the drug delivery system delivers sufficient quantities of the drug to the bloodstream to produce the desired therapeutic result.

    The results of preclinical studies and clinical studies are submitted to the FDA in a submission for approval or clearance of the marketing and commercial shipment of a drug delivery or diagnostic system. The FDA may deny a clearance or approval if applicable regulatory criteria are not satisfied, or may require additional clinical testing. Even if such data are submitted, the FDA may ultimately decide that the submission does not satisfy the criteria for clearance or approval. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require testing in addition to surveillance programs to monitor the effect of products that have been commercialized, and it has the power to prevent or limit further marketing of the product based on the results of these post-marketing programs.

    Cygnus' drug delivery product licensees historically have been responsible for the clinical and regulatory approval procedures. Cygnus has participated in this process by submitting to the licensee portions of the Drug Master File maintained by Cygnus and data concerning the manufacturing process for the drug delivery system. Cygnus' ability to manufacture and sell products developed under contract depends upon the licensee's completing satisfactory clinical trials and obtaining the foregoing approvals or clearances. Cygnus may prepare and submit an IND application, or obtain Non-Significant Risk device investigation status from an IRB, and perform initial clinical studies before licensing the product for marketing. The Company is increasingly taking a more active role with its collaborative partners in the clinical trials and regulatory processes of its products.

    On November 21, 1997, the President signed into law the Food and Drug Administration Modernization Act of 1997. This legislation changes a number of provisions of the Food, Drug, and Cosmetic Act, in an effort to improve the regulation of food, drugs, devices and biologic products. Among other things, the changes will affect the 510(k) notification and PMA processes, and also will affect device standards and data requirements, tracking and postmarket surveillance, accredited third party review, and the dissemination of off label information. In addition, the new legislation contains general findings, without regard to any particular product, that "the pain associated with existing blood testing devices creates a disincentive for people with diabetes to test blood glucose levels, particularly children" and that "a safe and effective noninvasive blood glucose meter would likely improve control and management of diabetes by increasing the number of tests conducted by people with diabetes, particular children." Notwithstanding these findings, the Company cannot predict how or when these changes will be implemented or what effect the changes will have on the regulation of the Company's products.

    There can be no assurance that problems will not arise that could delay or prevent the commercialization of the Company's products, or that the FDA, state and foreign regulatory agencies will be satisfied with the results of the clinical trials and approve the marketing of any products. See "Risk Factors-- Regulatory Approvals Uncertain."

LEGAL PROCEEDINGS

    On June 30, 1994, Sanofi filed a request for arbitration against Cygnus with the International Court of Arbitration. In its request for arbitration, Sanofi alleged that Cygnus breached its existing contract with Sanofi by, among other things, entering into a product development agreement with another company for the development of transdermal systems in the field of hormone replacement therapy (which agreements pertain to each of the Company's hormone replacement products other than FemPatch). Sanofi, in the original filing sought to recover from Cygnus in excess of $60.0 million for damages attributable to the alleged breach. International Chambers of Commerce (the "Tribunal") announced an interim award in the arbitration proceedings in October 1996. The Tribunal found that two transdermal products for hormone replacement therapy licensed by Cygnus to another company fall within the scope of an exclusive license previously granted to Sanofi.

    In September, 1997, the Company and Sanofi agreed to a settlement of the arbitration dispute. Under the terms of the settlement, Cygnus (i) will pay Sanofi $14.0 million in cash, (ii) will make royalty payments of between 6.5% and 8.5% of any and all net sales of two products, which are subject to minimum payments in an aggregate amount equal to $17.0 million, commencing in 2001 and ending in 2005, whether or not any net sales of the two products have occurred, and (iii) will issue a convertible promissory note in the principal amount of $6.0 million, payable in full at the end of four years and bearing interest at 6.5% per annum. The note will be convertible into the Company's Common Stock at Sanofi's option, exercisable at any time during the four year term, at a conversion rate of $21.725 per share. Overall, Cygnus' non-recurring expenses attributable to the arbitration settlement recorded in the quarter ended September 30, 1997 totaled $39.6 million, of which $23 million is long-term.

EMPLOYEES

    As of September 30, 1997, the Company had 158 full time employees. Of this total number of employees, 67 were engaged in research and development, including process development, 26 in scientific affairs and quality assurance, 25 in general administrative, and 40 in operations. None of the Company's employees is represented by a labor union. Cygnus has experienced no work stoppages and it believes its employee relations are good.

    The Company's success will depend in large part on the continued services of its scientific, managerial and manufacturing personnel. The loss of a significant group of key personnel could have a material adverse effect on the Company. The Company's success also depends upon its ability to continue to attract and retain other highly qualified scientific, managerial and manufacturing personnel. Competition for such personnel is intense. In this respect, the Company competes with numerous pharmaceutical and health care companies, as well as universities and nonprofit research organizations. There can be no assurance that the Company will continue to be able to attract and retain sufficient qualified personnel.

PROPERTIES

    Cygnus leases approximately 92,000 square feet in four buildings. Three are located in Redwood City, California and the fourth is located in Menlo Park, California. The headquarters building, approximately 38,000 square feet, is used for laboratories and administrative offices. The manufacturing building, approximately 21,000 square feet, is wholly dedicated to manufacturing and support. The third facility, also in Redwood City, California, has approximately 11,000 square feet of which approximately 8,000 square feet are utilized for additional administrative offices and the remainder is reserved for expansion purposes. The fourth facility, which is located in Menlo Park, has approximately 22,000 square feet, and is used for storage of manufacturing materials and final products.

    The three facilities in Redwood City are leased through 1998 with an option to renew at the then fair market value through 2003. The facility in Menlo Park is leased over a three year period ending in 1999.

    The manufacturing facility was designed and constructed to comply with cGMP standards. Cygnus has received licenses from the California Department of Health Services and the United States Drug Enforcement Agency for the manufacture of drug products in this facility, and has filed a Drug Master File for the facility with the FDA. The Company believes that this manufacturing facility has sufficient capacity to meet current operating requirements and satisfy foreseeable future demands for its commercial products. To the extent that the manufacturing facility is not used for commercial production, the Company intends to maintain a minimum level of staffing and utilize the excess capacity for producing clinical supplies and process improvement.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Certain information about the Company's directors and executive officers as of November 24, 1997 is listed below:

NAME                                   AGE                            POSITION
---------------------------------      ---      -----------------------------------------------------
Gary W. Cleary, Ph.D.............          55   Chairman of the Board of Directors and Chief
                                                  Technical Officer
Gregory B. Lawless, Ph.D.........          57   President, Chief Executive Officer and Director
Neil R. Ackerman, Ph.D...........          54   Senior Vice President, Research & Development
Craig W. Carlson.................          49   Senior Vice President, Finance
James F. Grady, Jr., Ph.D........          49   Senior Vice President, Human Resources &
                                                  Administration
John C. Hodgman..................          43   President, Cygnus Diagnostics; Chief Financial
                                                  Officer
Stephen N. Kirnon................          35   President, Drug Delivery Division
Alan F. Russell, Ph.D............          55   Senior Vice President, Scientific Affairs
Frank T. Cary....................          76   Director
Andre Marion.....................          61   Director
Richard G. Rogers................          68   Director
Walter B. Wriston................          78   Director

    DR. CLEARY, the Company's founder and Chairman of the Board of Directors, also served as the Company's President and Chief Executive Officer from its inception until July 1986. Since 1986, Dr. Cleary has served as Chief Technical Officer of the Company. During his professional career, Dr. Cleary has served as an investigator with the U.S. Food and Drug Administration and held research and management positions at Cutter Labs, Alza Corporation, Key Pharmaceuticals, Inc. and Genentech Inc. Dr. Cleary holds an M.B.A. in Health Sciences from the University of Miami, a Ph.D. in Pharmaceutical Sciences from Rutgers University and a Pharm.D. in Pharmacy from the University of California, San Francisco.

    DR. LAWLESS joined Cygnus in January 1992 as President, Chief Executive Officer and Director. From March 1989 to January 1992, Dr. Lawless was President and Chief Operating Officer of Chiron Corporation, a biopharmaceutical company. Prior to joining Chiron he held various positions with the DuPont Co. from May 1969 to February 1989, including serving as Chief Operating Officer of its pharmaceutical subsidiary and as Director of DuPont Specialty Diagnostic Division. He holds a Ph.D. in Pharmaceutical Chemistry from Temple University.

    DR. ACKERMAN joined Cygnus in May of 1994 as Vice President, Research & Development. In January 1997, Dr. Ackerman was promoted to Senior Vice President, Research & Development. From 1990 to May 1994, Dr. Ackerman served as Vice President of Research and Development for Glycomed, leading its discovery efforts focused on cardiovascular and inflammatory diseases. From 1982 to 1990, he was Research Director, Cancer and Inflammatory Diseases with DuPont Pharmaceuticals, responsible for leading a 100-person staff that had the objective of discovering therapeutics for cancer, inflammatory and immune-based diseases. Prior to that he was employed by Syntex Corporation and Pfizer, Inc. in research and management capacities. Dr. Ackerman received B.S. and Ph.D. degrees from the University of Maryland and completed a post-doctoral fellowship at Stanford University.

    MR. CARLSON joined the Company in July 1993 as Vice President, Corporate Communications, after 15 years in the advertising and marketing industry. In September 1997, Mr. Carlson was given additional responsibilities for Finance and Information Technology. His current title is Senior Vice President, Finance. From 1988 to July 1993, he was Vice President and Group Director at Young & Rubicam

Advertising in San Francisco. Prior to that, Mr. Carlson was Vice President of Campbell-Mithun Advertising. He holds a B.A. from Union College and an M.B.A. from Stanford University.

    DR. GRADY joined the Company in May 1993 as Vice President, Human Resources. From June 1995 to September 1997, Dr. Grady also served as Vice President of Operations at the Company. In September 1997, he was appointed Senior Vice President, Human Resources and Administration. From January 1989 to May 1993, Dr. Grady led the human resources department for a division of Beckman Instruments. From 1986 to January 1989, Dr. Grady held various positions with SmithKline Beckman (now SmithKline Beechman), including Director of Compensation & Organizational Development for its worldwide research and development business unit. He received a B.S. in Psychology and a Ph.D. in Education from the University of Pittsburgh.

    MR. HODGMAN joined Cygnus in August 1994 as Vice President, Finance and Chief Financial Officer. In June 1995, Mr. Hodgman was additionally appointed President of Cygnus Diagnostics. Prior to joining Cygnus, Mr. Hodgman served as Vice President of Operations and Finance and Chief Financial Officer for Central Point Software, a personal computer and networking software company. Prior to that, he was the Vice President of Finance and Administration and Chief Financial Officer of Ateq Corporation. Mr. Hodgman holds a B.S. degree from Brigham Young University and an M.B.A. from the University of Utah.

    MR. KIRNON joined Cygnus in April 1993 as Director, Business Development. In September 1997, Mr. Kirnon was promoted to President, Drug Delivery Division. Prior to joining Cygnus, Mr. Kirnon served as the National Sales & Marketing Manager for BioGenex, Inc. Prior to that, he worked at SmithKline Beecham Corporation. Mr. Kirnon holds a B.A. in Biochemical Sciences from Harvard University and an M.B.A. from Pepperdine University in General Management.

    DR. RUSSELL joined the Company in May 1992 as Vice President, Scientific Affairs, and was promoted to Senior Vice President, Scientific Affairs in November 1994. Dr. Russell was Vice President for Scientific Affairs at Chiron Corporation from 1987 to April 1992. He held the same position at Beecham Laboratories from 1983 to 1987, prior to which he held various positions at Syntex Corporation from 1971 to 1983, including Director of Regulatory Affairs for Investigational Drugs. He holds a Ph.D. in Organic Chemistry from the University of New South Wales in Australia and M.B.A. and J.D. degrees from the University of Santa Clara.

    MR. CARY has served as a director of the Company since July 1992. He was Chairman of the Board of International Business Machines Corporation ("IBM") from 1973 until his retirement in 1983, and was Chief Executive Officer of IBM from 1973 to 1981. Mr. Cary is also a director of Capital Cities/ABC Inc., Celgene Corporation, ICOS Corporation, Texaco, Inc., and PepsiCo., Inc.

    MR. MARION has served as a director of the Company since August 1994. Mr. Marion was a founder of Applied Biosystems, Inc., a supplier of instruments for biotechnology research, and served as its Chairman of the Board and Chief Executive Officer from 1981 until February 1993, when it merged with the Perkin-Elmer Corporation, a manufacturer of analytical instruments. Mr. Marion served as Vice President of Perkin-Elmer and President of its Applied Biosystems Division until his retirement in February 1995. Mr. Marion is also a director of Applied Imaging Systems, Inc.

    MR. ROGERS has served as a director of the Company since October 1989. He was President and Chief Operating Officer of Syntex Corporation from 1982 until his retirement in 1986.

    MR. WRISTON has served as a director of the Company since July 1992. He was Chairman of the Board of Citicorp/Citibank, N.A. from 1970 through 1984 and its Chief Executive Officer from 1967 until his retirement in 1984. Mr. Wriston is also a Director of AEA Investors Inc., Bio Research Labs, General Electric Company, ICOS Corporation, Tandem Computers Inc., United Meridian Corp., York International Corporation, and Fremont Group, Inc.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of Common Stock of the Company as of September 30, 1997, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock; (b) the Chief Executive Officer of the Company; (c) each of the four other most highly compensated executive officers of the Company (determined at fiscal year-end
1996); (d) each director of the Company; and (e) all directors and executive officers of the Company as a group:

                                                                                 NUMBER OF SHARES
                                                                                   BENEFICIALLY       APPROXIMATE
NAME                                                                                 OWNED(1)        PERCENT OWNED
-------------------------------------------------------------------------------  -----------------  ---------------
Amerindo Investment Advisors, Inc.(2)..........................................       3,743,500            20.00%
  388 Market Street, Suite 950
  San Francisco, CA 94111
Neil R. Ackerman(3)............................................................         102,441            *
Frank T. Cary(4)...............................................................          49,631            *
Gary W. Cleary(5)..............................................................         822,358             4.34%
John C. Hodgman(6).............................................................         103,705            *
Gregory B. Lawless(7)..........................................................         715,127             3.78%
Andre F. Marion(8).............................................................          22,846            *
Richard G. Rogers(9)...........................................................          14,626            *
Alan F. Russell(10)............................................................         191,728             1.01%
Walter B. Wriston(11)..........................................................          30,231            *
All executive officers and directors as a group (12 persons)(12)...............       2,243,370            11.95%

------------------------

*   Less than 1%

(1) Except as indicated in the footnotes to this table, the stockholders named in the table are known to the Company to have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) Information as of December 31, 1996, per Schedule 13G filed pursuant to Rule 13d-1(b) or 13d-2(b) of the Securities Exchange Act of 1934, as amended.

(3) Includes options to purchase 96,998 shares exercisable within 60 days of September 30, 1997.

(4) Incudes options to purchase 22,771 shares exercisable within 60 days of September 30, 1997.

(5) Includes options to purchase 107,922 shares exercisable within 60 days of September 30, 1997. Excludes approximately 32,000 shares previously owned by Dr. Cleary which were transferred to irrevocable trusts for the benefit of Dr. Cleary's two children. Dr. Cleary disclaims beneficial ownership of these shares and has no rights, benefits of ownership or authority over such trusts. Dr. Cleary also disclaims beneficial ownership of any shares held by Margaret Cleary.

(6) Includes options to purchase 94,723 shares exercisable within 60 days of September 30, 1997.

(7) Includes options to purchase 670,434 shares exercisable within 60 days of September 30, 1997.

(8) Incudes options to purchase 21,846 shares exercisable within 60 days of September 30, 1997.

(9) Includes options to purchase 8,785 shares exercisable within 60 days of September 30, 1997. Excludes shares previously held by Mr. Rogers, but subsequently transferred to an irrevocable trust for the benefit of his grandchildren. Mr. Rogers disclaims beneficial ownership of such shares and has no rights, benefits of ownership or authority over the trust.

(10) Includes options to purchase 189,105 shares exercisable within 60 days of September 30, 1997.

(11) Includes options to purchase 30,031 shares exercisable within 60 days of September 30, 1997.

(12) Includes officers' and directors' shares listed above; also includes 185,927 shares held directly or beneficially owned by three officers of the Company not listed above, including options to purchase 163,854 shares exercisable within 60 days of September 30, 1997.

                              DESCRIPTION OF NOTES

    The Notes will be issued under the Subordinated Indenture to be dated as
of            , 1997, as supplemented by the Supplemental Indenture to be dated
as of            , 1997 (the "Supplemental Indenture" and the Subordinated
Indenture, as supplemented by the Supplemental Indenture, is hereinafter referred to as the "Indenture"). The following discussion includes a summary description of material terms of the Supplemental Indenture and the Notes (which represent a series of, and are referred to in the accompanying Prospectus as, "Debt Securities"). The following description of the terms of the Notes offered hereby supplements, and should be read in conjunction with, the statements under "Description of Debt Securities" in the accompanying Prospectus. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Subordinated Indenture and the Supplemental Indenture. Capitalized terms used and not defined herein have the meanings given to them in the Subordinated Indenture and the Supplemental Indenture. As used in this Description of Notes, the "Company" refers only to Cygnus, Inc. and does not, unless the context otherwise indicates, include any of its subsidiaries.

GENERAL

    The Notes will be unsecured subordinated obligations of the Company, will be limited to $75,000,000 aggregate principal amount (plus up to an additional $11,250,000 aggregate principal amount to cover over-allotments, if any) and
will mature on December       , 2002. The Notes will bear interest at    % per
annum from the date of original issuance of the Notes, or from the most recent date to which interest has been paid or provided for, payable in arrears
semiannually on June       and December       of each year, commencing on June
      , 1998, to Holders of record of the Notes on the immediately preceding
           and            . Interest will be computed on the basis of a 360-day
year comprised of twelve 30-day months.

    The Notes will be unsecured obligations of the Company and will be subordinated in right of payment to all present and future Senior Debt (as defined in the accompanying Prospectus) of the Company. Neither the Notes nor the Indenture limit or restrict the amount or terms of other indebtedness which may be incurred or issued by the Company or its subsidiaries or contain any financial or similar covenants of, or restrictions on, the Company or its subsidiaries. The Notes will be effectively subordinated in right of payment to all indebtedness and liabilities of the Company's subsidiaries.

    The Notes will be convertible into Common Stock initially at the Conversion Price (as defined) stated on the cover page hereof, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights," at any time on or after issuance of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased.

BOOK-ENTRY SYSTEM

    The Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof. The Notes will initially be issued in the form of a Global Security held in book-entry form. Accordingly, The Depository Trust Company ("DTC") or its nominee will be the sole registered Holder of the Notes for all purposes under the Indenture. Owners of beneficial interests in the Notes represented by the Global Security will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Security or the Indenture, with respect to the Global Security, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole holder and owner of the Global Security.

CONVERSION RIGHTS

    Each Holder of Notes will have the right at any time on or prior to maturity, unless previously redeemed or repurchased, at the Holder's option, to convert any portion of the principal amount hereof that is an integral multiple of $1,000 into shares of Common Stock at any time at the Conversion Price set forth on the cover of this Prospectus Supplement (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day immediately prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

    Beneficial owners of interests in a Global Security may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. Such notice of conversion can be obtained at the office of any conversion agent. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the conversion agent for delivery to the Holder. All shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank PARI PASSU with the other shares of Common Stock of the Company outstanding from time to time.

    Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date during the period beginning at the close of business on a Regular Record Date and ending on the opening of business on the first Business Day after the next succeeding Interest Payment Date, or if such Interest Payment Date is not a Business Day, the second such Business Day) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion, and the interest on the principal amount of Notes being surrendered for conversion will be paid to the registered Holder of such Notes on such Regular Record Date, except as provided in the Indenture. Any Note surrendered for conversion on an Interest Payment Date need not be accompanied by any payment and the interest on the principal amount of the Note being surrendered for conversion will be paid on such Interest Payment Date to the registered Holder of such Note on the relevant Record Date. No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock at the close of business on the last trading day prior to date of conversion.

    A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

    The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision, combination or reclassification of the outstanding Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights, warrants or options to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share (determined as set forth below); (iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends payable exclusively in cash and any issuance of capital stock pursuant to a reclassification covered by clause (ii) above) to all or substantially all holders of Common Stock; (v) the distribution to all or substantially all of the holders of Common Stock of rights or warrants to subscribe for capital stock of the Company (excluding those covered by clause
(iii) above) at a price per share less than the then current market price per share of such capital stock of the Company; (vi) the issuance of Common Stock for a price per share less than the current market price per share (determined as set forth below) on the date the Company fixes the offering price of such additional shares (other than issuances of Common Stock under certain employee benefit plans of the Company and certain other issuances described in the Indenture); (vii) the distribution, by dividend or otherwise, of cash (excluding any cash portion of a distribution resulting in an adjustment pursuant to clause
(iv) above) to all holders of Common Stock in an aggregate amount that, combined together with (A) all other distributions of cash that did not trigger a Conversion Price adjustment to all holders of Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution plus (B) any cash and the fair market value of consideration that did not trigger a Conversion Price adjustment payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock (as described in clause (viii) below) consummated within the 12 months preceding the date fixed for determining the shareholders entitled to such distribution, exceeds 15% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; and (viii) the completion of a tender offer made by the Company or any of its subsidiaries for Common Stock involving an aggregate consideration that, together with (A) any cash and the fair market value of any consideration that did not trigger a Conversion Price adjustment paid or payable in respect of any previous tender offer by the Company or a subsidiary for Common Stock consummated within the 12 months preceding the consummation of such tender offer plus (B) the aggregate amount of any distribution of cash that did not trigger a Conversion Price adjustment (as described in clause (vii) above) to all holders of Common Stock within the 12 months preceding the consummation of such tender offer, exceeds 15% of the product of the current market price per share (determined as set forth below) immediately prior to the expiration of such offer times the number of shares of Common Stock outstanding at the expiration of such offer. In the event of a distribution to all or substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those referred to in clause (iii) above), the Company may, instead of making an adjustment in the Conversion Price, make proper provisions so that each Holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

    In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the Conversion Price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain United States Federal Income Tax Consequences."

    The Company from time to time may, to the extent permitted by law, reduce the Conversion Price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Consequences."

    In the Supplemental Indenture, the "current market price" per share of Common Stock or of any capital stock of the Company on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

    In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale, transfer or lease of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, transfer or lease by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible).

SUBORDINATION

    The payment of the principal of, premium, if any, and interest on the Notes and any amounts payable upon the redemption or the repurchase of the Notes will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Debt of the Company. See "Description of Debt Securities-- Subordination of Subordinated Debt Securities" in the accompanying Prospectus.

    The Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    As of September 30, 1997, the Company had approximately $15.6 million of indebtedness and other liabilities (including the $6.0 million note issued to Sanofi in connection with the Company's arbitration settlement described in "Business--Legal Proceedings") that would have constituted Senior Debt. As of September 30, 1997, the Company's subsidiaries had no indebtedness or other liabilities as to which the Notes would have been effectively subordinated. The Indenture does not limit the Company's or its subsidiaries' ability to incur, create, assume or guarantee Senior Debt or any other indebtedness or liabilities. The Company expects from time to time to incur, create, assume or guarantee additional indebtedness and other liabilities, including Senior Debt. See "Risk Factors--Leverage; Subordination of Notes; Absence of Financial Covenants."

OPTIONAL REDEMPTION

    The Notes are not entitled to any sinking fund. The Notes are not redeemable by the Company prior to December 1, 2000. On or after December 1, 2000, the Notes are redeemable upon 30 days' notice at the option of the Company, in whole, or from time to time, in part, at the redemption prices set forth below (expressed as percentages of the principal amount), in each case together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

    If redeemed during the 12-month period beginning December   (December   ,
2000 through             , 2001 in the case of the first such period):

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2000.............................................................................            %
2001.............................................................................

and 100% on December   , 2002; provided that any semi-annual payment of interest
becoming due on the date fixed for redemption shall be payable to the Holders of record on the relevant record date of the Notes being redeemed. Notwithstanding the foregoing, the Company may not redeem any Notes unless all accrued and unpaid interest has been paid on all outstanding Notes for all interest periods terminating on or prior to the last interest payment date before the date of redemption.

    If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a PRO RATA basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Note, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

    The Indenture will provide that in the event that a Change of Control (as defined below) has occurred, each Holder will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 90 days after the occurrence of such Change of Control at a cash price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the Repurchase Date (the "Repurchase Price"). The Repurchase Offer shall be made within 30 days following a Change of Control and shall remain open for a period specified by the Company but not less than 20 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer in the manner described below. If required by applicable law or regulatory authority, the Repurchase Date and the Repurchase Offer Period may be extended to the extent required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 90 days of the Change of Control.

    The Indenture will provide that a "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the "beneficial owner," directly or indirectly, of shares representing more than 50% of the combined total voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other person or conveys, transfers or leases, whether directly or indirectly, all or substantially all of its assets to any person, or any other person merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) at any time the Continuing Directors (as defined below) do not constitute the majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company), or (iv) the Common Stock of the Company (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange or approved for trading on an established automatic over-the-counter trading market in the United States during ten consecutive Trading Days; PROVIDED that a Change of Control shall not be deemed to have occurred if either (x) the Daily Market Price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price in effect on such day or (y) in the case of a merger, consolidation or other transaction otherwise constituting a Change of Control, all of the consideration (excluding cash payments for fractional shares) in such merger, consolidation or other transaction constituting the Change of Control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change of Control) and as a result of such transaction or transactions the Notes become convertible solely into such common stock. "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of the Board of Directors on the date of this Prospectus Supplement or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

    On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price of all Notes so tendered and (iii) deliver to the Trustee all Notes or portions thereof so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest, if any, to, but excluding, the Repurchase Date), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

    The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. In addition, no assurances can be given that the Company will be able to acquire the Notes tendered upon the occurrence of a Change of Control.

    For purposes of the definition of Change of Control, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issuance Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issuance Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

    The repurchase option upon a Change of Control may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control repurchase feature is a result of negotiation between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings, restructurings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness (including Senior Debt) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the repurchase price in the event of a Change of Control is subordinated to the prior payment of Senior Debt as described under "--Subordination."

    To the extent applicable and if required by law, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of Holders upon a Change of Control.

    If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing to pay the repurchase price for all Notes tendered by Holders thereof. The Company's ability to repurchase the Notes may also be limited or prohibited by the terms of its then-existing borrowing arrangements and applicable law. Moreover, any future credit agreements or other agreements relating to other indebtedness (including Senior Debt) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture, whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Change of Control in and of itself may constitute an event of default under Senior Debt of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. See "--Subordination."

DEFEASANCE AND COVENANT DEFEASANCE

    The provisions described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus shall apply to the Notes.

EVENTS OF DEFAULT

    In addition to the Events of Default described under "Description of Debt Securities--Events of Default" in the accompanying Prospectus, the following will constitute an Event of Default under the Indenture with respect to the
Notes: (i) failure by the Company to comply with the provisions described under "--Repurchase of Notes at the Option of Holders Upon a Change of Control"; (ii) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is guaranteed by the Company or any of its Significant Subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, is an amount which, in the aggregate, is equal to or greater than $10.0 million and continuance of such default for 30 days after notice given in accordance with the Indenture; and (iii) failure by the Company or any of its Significant Subsidiaries to pay final judgments in an amount which, in the aggregate, exceeds $10.0 million and which judgments are not paid, discharged, bonded or stayed within 60 days after their entry.

TRANSFER AND EXCHANGE

    The Company has initially appointed the Trustee as security registrar, transfer agent and conversion agent, acting through its Corporate Trust Office. The Company reserves the right to vary or terminate the appointment of the security registrar or of any transfer agent or conversion agent or to appoint additional or other transfer agents or conversion agents or to approve any change in the office through which any security registrar or any transfer agent or conversion agent acts.

PURCHASE AND CANCELLATION

    The Company or any subsidiary may at any time and from time to time purchase Notes at any price in the open market or otherwise.

    All Notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be canceled promptly by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in the Indenture.

REPLACEMENT OF NOTES

    Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued.

GOVERNING LAW

    The Subordinated Indenture, the Supplemental Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE

    In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                                  UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement, dated
      , 1997 (the "Underwriting Agreement"), among the Company and the underwriters named below (the "Underwriters"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective principal amount of Notes set forth opposite their names below:

                                                                                   PRINCIPAL
UNDERWRITERS                                                                        AMOUNT
-------------------------------------------------------------------------------  -------------
PaineWebber Incorporated.......................................................  $
Morgan Stanley & Co. Incorporated..............................................
                                                                                 -------------
    Total......................................................................  $  75,000,000
                                                                                 -------------
                                                                                 -------------

    The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes is subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes if any are taken. The price at which the Notes are being offered may be changed at any time without notice.

    The Company has granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus Supplement to purchase up to an additional $11,250,000 aggregate principal amount of Notes solely to cover over-allotments, if any.

    The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company's executive officers and directors have agreed that for a period of 90 days after the date of this Prospectus Supplement they will not, without the prior written consent of PaineWebber Incorporated, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, options or warrants to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition.

    The Company has agreed that it will not, without the prior written consent of PaineWebber Incorporated, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase Common Stock or any securities convertible into or exchangeable for Common Stock, for 90 days after the date of this Prospectus Supplement other than shares issued pursuant to employee benefit plans.

    The Company has applied for quotation of the Notes on the Nasdaq SmallCap Market. The common stock is quoted on the Nasdaq National Market under the symbol "CYGN".

    In order to facilitate the offering of the Notes and the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes and the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Notes and the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes and the Common Stock, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Notes and Common Stock in transactions to cover Underwriter short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes and the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain United States federal income tax considerations to holders of the Notes and the Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations.

    This discussion does not deal with all aspects of United States federal income taxation that may be important to holders of the Notes or the Common Stock into which the Notes may be converted and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information only, and does not purport to address all tax consequences that may be important to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the Notes or the Common Stock in connection with a straddle) that may be subject to special rules. This discussion assumes that each holder holds the Notes and the Common Stock into which the Notes may be converted as capital assets.

    The term "U.S. Holder" means (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to federal income tax regardless of its source, or (iv) a trust with respect to which (a) a United States court may exercise primary supervision over its administration and (b) one or more U.S. Holders have the authority to control all substantial decisions.

    PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED.

UNITED STATES HOLDERS

    INTEREST ON NOTES. Stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time such interest is received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes. The Company expects that the Notes will not be issued with original issue discount ("OID") within the meaning of the Code. The Company intends to take the position that a repurchase upon a Change of Control, as described under "Description of Notes-- Repurchase of Notes at the Option of Holders Upon a Change of Control", is remote under applicable Treasury Regulations and does not intend to treat the possibility of such a repurchase as affecting the yield to maturity of the Notes.

    CONSTRUCTIVE DIVIDEND. Certain corporate transactions, such as distributions of assets to holders of Common Stock, may cause a deemed distribution to the holders of the Notes if the Conversion Price of the Notes is adjusted to reflect such corporate transaction. Such deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "Dividends on Common Stock." U.S. Holders therefore could have taxable income as a result of an event to which the holder received no cash or property.

    CONVERSION OF NOTES. A U.S. Holder of Notes will not recognize gain or loss on the conversion of the Notes into Common Stock. The U.S. Holder's tax basis in the Common Stock received upon conversion of the Notes will be equal to the holder's aggregate basis in the Notes exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share). The holding period of the Common Stock received by the holder upon conversion of the Notes will generally include the period during which the holder held the Notes prior to the conversion.

    Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share.

    DIVIDENDS ON COMMON STOCK. Distributions, if any, paid on the Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to corporations may qualify for the dividends-received deduction.

    To the extent, if any, that a U.S. Holder receives distributions on the Common Stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed current and accumulated earnings and profits of the Company, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the Common Stock. Any such distributions in excess of the U.S. Holder's basis in the Common Stock will be treated as capital gain.

    SALE OR EXCHANGE OF NOTES OR COMMON STOCK. In general, subject to the market discount rules discussed below, a U.S. Holder of Notes will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the Notes or shares measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary interest income) and the Holder's adjusted tax basis in the Notes. A U.S. Holder's tax basis in Notes generally will equal the cost of the Notes to the U.S. Holder increased by the amount of market discount, if any, previously included in income by the holder or decreased by any bond premium theretofore amortized by the holder with respect to the Notes. In general, subject to the market discount rules discussed below, each U.S. Holder of Common Stock into which the Notes have been converted will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock. However, special rules may apply to redemptions of Common Stock which may result in the amount paid being treated as a dividend. With respect to U.S. Holders who are individuals, trusts or estates, the Taxpayer Relief Act of 1997 (the "Act") provides a maximum tax rate of 20% on net capital gains derived from securities held for more than 18 months and provides a maximum tax rate of 28% on net capital gains derived from securities held for more than one year and for not more than 18 months ("mid-term gains"). Net gain recognized by such U.S. Holders on securities held for one year or less in excess of net long-term capital loss continues to be short-term capital gain subject to tax at ordinary income rates. The Act generally does not affect the taxation of capital gains to corporations. (For the basis and holding period of the Common Stock, see "Conversion of Notes.")

    MARKET DISCOUNT. The resale of Notes may be affected by the "market discount" provisions of the Code. For this purpose, the market discount on a Note will generally be equal to the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeds the holder's tax basis in the Note. Subject to a de minimis exception, these provisions generally require a holder of a Note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such Note to the extent of the "accrued market discount" on such Note at the time of disposition, unless the holder elects to include accrued market discount in income currently. In general, market discount on a Note will be treated as accruing on a straight-line basis over the term of such Note, or, at the election of the holder, under a constant yield method. A holder of a Note acquired at a market discount who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the Note is disposed of in a taxable transaction. If a holder acquires a Note at a market discount and receives Common Stock upon conversion of the Note, the amount of accrued market discount not previously included in income with respect to the converted Note through the date of conversion will be treated as ordinary income upon the disposition of the Common Stock.

NON-U.S. HOLDERS

    INTEREST ON NOTES. Generally, interest paid on the Notes to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if: (i) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder; (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code; and (iii) the beneficial owner, under penalty of perjury, certifies that the owner is not a "United States person" within the meaning of the Code and provides the owner's name and address. If certain requirements are satisfied, the certification described in clause (iii) above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. For this purpose, the holder of Notes would be deemed to own constructively the Common Stock into which it could be converted. A holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% (or lower treaty rate) unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

    CONVERSION OF NOTES. A Non-U.S. Holder generally will not be subject to United States federal income tax on the conversion of a Note into Common Stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of the Notes or the Common Stock.

    DIVIDENDS ON COMMON STOCK. Generally, any distribution on the Common Stock to a Non-U.S. Holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

    SALES OR EXCHANGE OF NOTES OR COMMON STOCK. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition of the Notes or the Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Notes or shares of Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other circumstances are present. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

    If the Company is a "United States real property holding corporation" ("USRPHC") (which the Company does not believe that it is or is likely to become), a Non-U.S. Holder may be subject to United States federal income tax with respect to gain realized on the disposition of such Notes or Common Stock as if it were effectively connected with a United States trade or business and the amount realized will be subject to withholding at the rate of 10%. The amount withheld pursuant to these rules will be creditable against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund upon furnishing the required information to the IRS. However, a Non-U.S. Holder will not be subject to these rules, even if the Company were a USRPHC, as long as Common Stock is regularly traded on NASDAQ or another established securities market, provided that such holder did not during a specified five-year period actually or constructively own more than 5% of the Common Stock of the Company (including any Common Stock that may be received on the conversion of the Notes).

INFORMATION REPORTING AND BACKUP WITHHOLDING

    U.S. HOLDERS. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds from the sale or other disposition of the Notes or the Common Stock made by the Company with respect to certain non-corporate U.S. Holders. Such U.S. Holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax, upon furnishing the required information.

    NON-U.S. HOLDERS. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to payments of principal, interest and premium (if any) on the Notes to Non-U.S. Holders if the payee fails to certify that the holder is a Non-U.S. person or if the Company or its paying agent has actual knowledge that the payee is a United States person. The 31% backup withholding tax generally will not apply to dividends paid to foreign holders outside the United States that are subject to 30% withholding as discussed above or that are subject to a tax treaty that reduces such withholding.

    The payment of the proceeds from the disposition of the Notes or the Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption.

    On October 6, 1997, the IRS issued final regulations relating to withholding, backup withholding and information reporting that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations will generally be effective for payments made after December 31, 1998.

                                 LEGAL MATTERS

    Certain legal matters with respect to the legality of the Notes and the validity of the securities offered hereby are being passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters related to the Offering will be passed upon for the Underwriters by Shearman & Sterling, San Francisco, California.

PROSPECTUS

                                  $90,000,000

                                  CYGNUS, INC.

                        DEBT SECURITIES AND COMMON STOCK
                            ------------------------

    Cygnus, Inc. ("Cygnus" or the "Company") may from time to time offer, together or separately, its (i) debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") and (ii) shares of its Common Stock, $.001 par value per share (the "Common Stock"). The Debt Securities and the Common Stock are collectively referred to herein as the "Securities".

    The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $90,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of the sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, whether such Debt Securities are senior or subordinated, maturity, premium, if any, the interest rate or rates (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the Holder, any sinking fund provisions, terms for any conversion into other Securities, the initial public offering price and other special terms and (ii) in the case of Common Stock, the number of shares offered for sale by the Company and the initial public offering price or method of determining the initial public offering price. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Company's Common Stock is listed on the Nasdaq National Market under the symbol "CYGN." Any Common Stock sold pursuant to a Prospectus Supplement will be listed for quotation on such market.

    Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined) of the Company, including any outstanding Senior Debt Securities. See "Description of Debt Securities--Subordination of Subordinated Debt Securities."

    The Prospectus Supplement may contain information concerning U.S. federal income tax considerations, if applicable to the Securities offered.

    The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See "Plan of Distribution." If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which the Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts, if any, are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

    SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS NOVEMBER 12, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov. The Common Stock is listed for quotation on the Nasdaq National Market under the symbol "CYGN." Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement.

    Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed with the Commission and are incorporated herein by reference:

        (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

        (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997; and

        (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A for such securities, including any amendments or reports filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement of which this Prospectus forms a part and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and be a part hereof from the dates of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Corporate Marketing, Cygnus, Inc., at the principal executive offices of the Company. Cygnus, Inc., 400 Penobscot Drive, Redwood City, California 94063-4719, telephone: (650) 369-4300.

                                  THE COMPANY

    Cygnus, Inc. ("Cygnus" or the "Company") is engaged in the development of diagnostic and drug delivery systems, designed to satisfy unmet medical needs cost-effectively. The Company's current efforts are primarily focused on two technological platforms: a painless, bloodless and automatic glucose monitoring device and transdermal drug delivery systems. The Company's products in the most advanced stages of development include two in the market
(Nicotrol-Registered Trademark- and FemPatch-Registered Trademark-) and several in different stages of clinical trials.

    Cygnus, the Cygnus logo, GlucoWatch and AutoSensor are trademarks of the Company. FemPatch is a registered trademark of Warner-Lambert and Nicotrol is a registered trademark of Pharmacia & Upjohn. All other trademarks included in this Prospectus are the property of their respective holders.

    The Company was incorporated in the State of California in 1985, and reincorporated in the State of Delaware in 1994. The Company's corporate headquarters and principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063-4719, telephone number (650) 369-4300.

                              RECENT DEVELOPMENTS

    On June 30, 1994, Sanofi, S.A. ("Sanofi") filed a request for arbitration against Cygnus with the International Court of Arbitration. In its request for arbitration, Sanofi alleged that Cygnus breached its existing contract with Sanofi by, among other things, entering into a product development agreement with another company for the development of transdermal systems in the field of hormone replacement therapy. The International Chambers of Commerce (the "Tribunal") announced an interim award in the arbitration proceedings in October 1996. The Tribunal found that two transdermal products for hormone replacement therapy licensed by Cygnus to another company fall within the scope of an exclusive license previously granted to Sanofi. In September 1997, the Company and Sanofi agreed to a settlement of the arbitration dispute. Under the terms of the settlement, Cygnus (i) will pay Sanofi $14.0 million in cash, (ii) will make royalty payments of between 6.5% to 8.5% of any and all net sales of two specific products, which are subject to minimum payments in an aggregate amount equal to $17.0 million, commencing in 2001 and ending in 2005, whether or not any net sales of the two related products have occurred, and (iii) will issue a convertible promissory note in the principal amount of $6.0 million payable in full at the end of four years and bearing interest at 6.5% per annum. The note will be convertible into the Company's Common Stock at Sanofi's option, exercisable at any time during the four year term, at a conversion rate of $21.725 per share. Overall, Cygnus' non-recurring expenses attributable to the arbitration settlement recorded in the quarter ended September 30, 1997 totalled approximately $39.6 million, of which $23.0 million is long-term.

                                  RISK FACTORS

    Prior to making an investment decision with respect to the Securities offered hereby, prospective investors should carefully consider the specific factors set forth under the caption "Risk Factors" in the applicable Prospectus Supplement pertaining thereto, together with all of the other information appearing herein or therein or incorporated by reference herein, in light of their particular investment objectives and financial circumstances.

                                USE OF PROCEEDS

    Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including capital expenditures and to meet working capital needs. Pending such uses, the Company will invest the net proceeds in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Company has a history of operating and net losses, and therefore no earnings have been available to cover fixed charges. Fixed charges consist of interest, whether expensed or capitalized, and totalled $307,222, $449,383, $291,964, $548,387, $744,311 and $718,730 for each of the five years in the period ended December 31, 1996 and for the nine months ended September 30, 1997, respectively.

                         DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), between the Company, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (the "Trustee"). The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture"), also between the Company, as issuer, and State Street Bank and Trust Company of California, N.A., as Trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures." A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

    The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

    The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as the Company may determine. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, including any outstanding Senior Debt Securities, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement.

    The applicable Prospectus Supplement will set forth whether the Debt Securities offered shall be Senior Debt Securities or Subordinated Debt Securities, and the price or prices at which the Debt Securities to be offered will be issued, and will describe the following terms of such Debt Securities:
(1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security shall be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined);
(13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pusuant to the provisions of the Indentures described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance--Defeasance of Certain Covenants," or under both such captions; (16) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; (17) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legends referred to under "Form, Exchange and Transfer" or "Global Securities" and, if different from those described under such captions, any circumstances under which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants in the Indentures described under "Restrictive Covenants" applicable to any of such Debt Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the relevant Indenture. (Section 301)

    Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement under "United States Taxation." In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

    The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the Holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities upon conversion would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

    The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization, debt restructuring or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company, the holders of Senior Debt will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment on account of principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Paying Agent in accordance with the Subordinated Indenture. Notwithstanding the foregoing, any amounts previously deposited by the Company with the Trustee or Paying Agent in accordance with the subordination provisions of Article Fifteen of the Subordinated Indenture at the time of such deposit may be paid to the Holders of Subordinated Debt Securities ("Defeased Payments"). (Section 1502)

    By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

    In the event that any Subordinated Debt Securities are declared due and payable before their Stated Maturity as a result of an Event of Default, the holders of the Senior Debt outstanding at the time such Subordinated Debt Securities so become due and payable will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment by the Company on account of the principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Payment Agent in accordance with the Subordinated Indenture (other than Defeased Payments). If the payment of Subordinated Debt Securities is accelerated because of an Event of Default, the Company and the Trustee are required under the Subordinated Indenture to promptly notify holders of Senior Debt of the acceleration. (Section 1503)

    The Company may not make any payment of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or any payment constituting a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (other than Defeased Payments) if (i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to any Senior Debt occurs and is continuing beyond the applicable grace period or (ii) any other event of default occurs and is continuing with respect to Designated Senior Debt (as defined) that permits the holders thereof or their representatives to accelerate the maturity thereof, and the Trustee under the Subordinated Indenture receives a notice of such default (a "Payment Blockage Notice") from the Company, a holder of such Designated Senior Debt or other person permitted to give such notice under the Subordinated Indenture. The Company may and shall resume payments on the Subordinated Debt Securities and may purchase, redeem or otherwise acquire the Subordinated Debt Securities and may make a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (a) in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received (unless the subordination provisions of Article Fifteen of the Indenture prohibit the payment, purchase, redemption, acquisition, sinking fund payment or defeasance payment at the time of such payment, purchase, redemption, acquisition, sinking fund payment or defeasance payment (including, without limitation, in the case of a nonpayment referred to in clase (ii) above, as a result of a payment default with respect to applicable Senior Debt as a consequence of the acceleration of the maturity thereof or otherwise)). No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee under the Subordinated Indenture shall be, or be made, the basis for a subsequent Payment Blockage Notice. (Section 1504) In the case of Subordinated Debt Securities that are convertible at the option of the Holder, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Section 1515)

    "Senior Debt" is defined in the Indenture to mean: the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on, rent with respect to, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed: (a) indebtedness for borrowed money of the Company evidenced by a credit or loan agreement, note, bond, debenture or other written obligation, (b) all other obligations of the Company for money borrowed, (c) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (d) obligations of the Company (i) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (ii) as lessee under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased after the date of the Subordinated Indenture for financing purposes (as determined by the Company) or (iii) under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (e) all obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts, or similar agreements or arrangements, (f) all obligations of the Company with respect to letters of credit, bankers' acceptances or similar facilities (including reimbursement obligations with respect to any of the foregoing), (g) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable arising in the ordinary course of business), (h) all obligations of the type referred to in clauses (a) through (g) above of another Person and all dividends of another Person, the payment of which, in either case, the Company has assumed or guaranteed (or in effect guaranteed through an agreement to purchase or otherwise (including, without limitation, "take or pay" and similar arrangements)), or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor, or otherwise, or which is secured by a lien on property of the Company, and all obligations of the Company with respect thereto, and (i) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses
(a) through (h) of this paragraph; provided, however, that Senior Debt shall not include the Subordinated Debt Securities or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which it is issued) expressly provide that such indebtedness or obligation is not superior in right of payment to the Subordinated Debt Securities.

    "Designated Senior Debt" means certain existing Senior Debt (including the Company's obligations under its existing bank term loan agreement) and the Company's obligations under any other particular Senior Debt having an outstanding principal amount or commitment in excess of $10.0 million in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Debt shall be "Designated Senior Debt" for purposes of the Subordinated Indenture and any Senior Debt so designated as Designated Senior Debt by the Company in the applicable Prospectus Supplement (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).

    The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

    The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

    The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

    At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

    Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purposes. No service charge will be made for any registration or transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the

Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

    If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

    Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a depositary (the "Depositary") or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

    Notwithstanding any provision of the Indentures or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indentures, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

    As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a Global Security.

    Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a

Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

    Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

    All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed for a period ending the earlier of 10 business days prior to the date such money would escheat to the State or at the end of two years after such principal, premium or interest has become due and payable will be repaid in the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

    Unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to the Senior Debt Securities.

LIMITATIONS ON LIENS

    The Senior Indenture will provide that the Company will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary (as defined below) to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the

Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary, provided that such mortgages were in existence prior to the contemplation of such acquisition, (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the Senior Indenture; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (h) mortgages created in connection with the acquisition of assets or a project financed with, and created to secure, a Nonrecourse Obligation (as defined below); and (i) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (d), (e), (f), (g), and (h), provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c), (d), (e),
(f), (g), and (h) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto, and provided further that any refinancing or replacement of any mortgages permitted by the foregoing clauses (g) and (h) shall be of the type referred to in such clauses (g) or (h), as the case may be.

    Notwithstanding the restrictions described in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Senior Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (i) above) does not exceed 15% of the Consolidated Net Tangible Assets (as defined below) of the Company as most recently determined on or prior to such date.

LIMITATIONS ON SALE AND LEASE BACK TRANSACTIONS

    The Senior Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction (as defined below) with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Senior Debt Securities, pursuant to the limitation on liens in the Senior

Indenture; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than 12 months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

    The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or if not practicable to determine such rate, the weighted average interest rate per annum (in the case of Original Issue Discount Securities, the imputed interest rate) borne by the Senior Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and the net amount determined assuming no such termination.

    The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, total assets (excluding applicable reserves and other properly deductible items) less: (a) total current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) goodwill, patents and trademarks, to the extent included in total assets; all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

    The term "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

    The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any manufacturing facility or any distribution center (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 states of the United States (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a market value on the date as of which the determination is being made in excess of 2.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

    The term "Restricted Subsidiary" shall mean any Subsidiary that owns any Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include (a) any Subsidiary which is principally engaged in financing receivables, or which is principally engaged in financing the Company's operations outside the United States of America or (b) any Subsidiary less than 80% of the voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries if the common stock of such Subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or other over-the-counter market.

    The term "Sale and Lease-Back Transaction" shall mean any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

    The term "Subsidiary" shall mean any corporation of which at least a majority of the outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries, and the accounts of which are consolidated with those of the Company in its most recent consolidated financial statement in accordance with generally accepted accounting principles. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indentures will provide that the Company may not consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving corporation), or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "Successor Person"), unless (i) the Successor Person (if any) is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

    Each of the following will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture; (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series, as provided in the Indentures; (e) certain events in bankruptcy, insolvency or reorganization with respect to the Company; and (f) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

    The Indentures will provide that, if an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indentures may declare the principal amount of the debt securities of that series (or, in the case of any Debt Security that is an Original Issue

Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. Any payment by the Company on the Subordinated Debt Securities following any such acceleration will be subject to the subordination provisions of Article Fifteen of the Subordinated Indenture. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indentures. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

    Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions of the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

    No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and
(iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

    The Indentures will include a covenant requiring the Company to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner materially adverse to the Holders of the Subordinated Debt Securities,
(g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, (h) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults or (i) modify such provisions with respect to modification and waiver. (Section 902)

    The Indentures will provide that the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may waive, on behalf of the Holders of all Debt Securities of such series, compliance by the Company with certain restrictive provisions of the Indentures. (Sections 1010 and 1008 of the Senior Indenture and the Subordinated Indenture, respectively). The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indentures, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indentures which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

    The Indentures will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indentures as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an Index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

    Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

    If and to the extent indicated in the applicable Prospectus Supplement, and subject to such other conditions and limitations as may be set forth in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

    DEFEASANCE AND DISCHARGE. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Subordinated Debt Securities, the provisions of Article Fifteen of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any Debt Securities, the Company will be discharged from all its obligations with respect thereto (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies, to hold moneys for payment in trust and, if applicable, to effect conversions of Debt Securities) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

    DEFEASANCE OF CERTAIN COVENANTS. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Restrictive Covenants" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and, in the case of the Subordinated Indenture, the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefits of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default, in such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

    The Company may, at its option, satisfy and discharge each of the Indentures (except for certain obligations of the Company and the Trustee, (including, among others, the obligations to apply money held in trust) when (i) either (a) all Debt Securities under such Indenture previously authenticated and delivered (other than (1) Debt Securities that were destroyed, lost or stolen and that have been replaced or paid and (2) Debt Securities for the payment of which money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or discharge from such trust) have been delivered to the Trustee for cancellation or (b) all such Debt Securities under such Indenture not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities under such Indenture not previously delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Debt Securities under such Indenture which have become due and payable) or to the Stated Maturity or redemption date as the case may be, (ii) the Company has paid or caused to be paid all other sums payable under such Indenture by the Company, and (iii) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of such Indenture have been satisfied.

NOTICES

    Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and
106)

TITLE

    The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

    The Indentures contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608)

                          DESCRIPTION OF CAPITAL STOCK

    The Company's Certificate of Incorporation authorizes capital stock consisting of 30,000,000 shares of Common Stock, $0.001 par value per share, of which 18,934,609 shares were outstanding as of September 30, 1997, and 5,000,000 shares of preferred stock, $0.001 par value per share, none of which is outstanding. The following summary is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation and Bylaws.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company's Amended and Restated Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors. As a result, the holders of a majority of the shares voting in the election of directors can elect all of the directors then standing for election. In the event of liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of any preferred stock then outstanding. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 5,000,000 shares of "blank check" preferred stock that may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company has no current plans to issue any preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Bylaws provide that the Company shall indemnify its directors and may indemnify its officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions in such capacity, regardless of whether the Bylaws would permit indemnification.

    The Company has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws and Amended and Restated Certificate of Incorporation. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of the Company's decision not to elect out of the statute's provisions, the statute applies to the Company. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

    Stockholders who are officers and directors or their affiliates may be able to significantly influence the election of the Company's directors and the determination of the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. Certain provisions of the Company's Certificate of Incorporation, Bylaws and equity compensation plans and Delaware law may also discourage certain transactions involving a change in control of the Company. This may, when combined with the Company's classified Board of Directors and the ability of the Board of Directors to issue blank check Preferred Stock without further stockholder approval, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C. Its telephone number is (415) 743-1424.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities separately or together, (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered thereby.

    In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

    The Company may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any.

    All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

    Certain of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

    The validity of the Securities is being passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Cygnus Inc. incorporated by reference in the Cygnus, Inc. Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS

                                                          PAGE
                                                          -----
                      Prospectus Supplement
Summary..............................................         S-3
Risk Factors.........................................         S-7
Use of Proceeds......................................        S-15
Price Range of Common Stock..........................        S-15
Dividend Policy......................................        S-15
Capitalization.......................................        S-16
Selected Consolidated Financial Data.................        S-17
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................        S-18
Business.............................................        S-27
Management...........................................        S-39
Security Ownership of Certain Beneficial Owners and
  Management.........................................        S-41
Description of Notes.................................        S-42
Underwriting.........................................        S-50
Certain United States Federal Income Tax
  Consequences.......................................        S-51
Legal Matters........................................        S-54

                            Prospectus
Available Information................................           2
Incorporation of Certain Documents by Reference......           2
The Company..........................................           3
Recent Developments..................................           3
Risk Factors.........................................           3
Use of Proceeds......................................           4
Ratio of Earnings to Fixed Charges...................           4
Description of Debt Securities.......................           4
Description of Capital Stock.........................          17
Plan of Distribution.................................          19
Legal Opinions.......................................          20
Experts..............................................          20

                                  $75,000,000

                                     [LOGO]

                                   % CONVERTIBLE
                               SUBORDINATED NOTES
                                    DUE 2002

                                ----------------

                                   PROSPECTUS
                                   SUPPLEMENT
                                ----------------

                            PAINEWEBBER INCORPORATED

                           MORGAN STANLEY DEAN WITTER

                                  ------------

                                           , 1997

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